09011160

Investing for the long run™



CPA®:16 GLOBAL

2008 Annual Report
Corporate Property Associates 16 – Global

A MEMBER OF THE W. P. CAREY GROUP



CPA®:16 – Global seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.

Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	FOR THE YEARS ENDED DECEMBER 31, 2004	2005	2006	2007	2008
Operating Data					
Revenues	$5,776	$42,230	$67,684	$166,187	$239,455
Net income	5,124	16,284	30,105	34,204	20,247
Cash flows from operating activities	7,584	40,338	52,255	120,985	117,435
Cash distributions paid	5,918	28,939	41,227	72,551	79,011
Per Share Data					
Distributions declared	.46	.58	.64	.65	.66
Balance Sheet Data					
Total assets	$585,512	$929,649	$1,775,640	$3,081,869	$2,967,203
Long-term obligations[1]	105,226	376,078	662,762	1,445,734	1,453,901

1 Represents mortgage obligations and deferred acquisition fee installments.

This Annual Report contains references to non-GAAP financial measures, including FFO and Adjusted Cash Flow from Operating Activities. • FFO – A non-GAAP financial measure that is commonly used in evaluating real estate companies. Although the National Association of Real Estate Investment Trusts (NAREIT) has published a definition of FFO, real estate companies often modify this definition as they seek to provide financial measures that meaningfully reflect their operations. • Adjusted Cash Flow from Operating Activities – Cash flow from operating activities on a GAAP basis adjusted for certain timing differences and deferrals. • We believe that these non-GAAP financial measures are useful supplemental measures which assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that is computed in accordance with GAAP and should not be considered an alternative to net income or cash flows from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on March 31, 2009, and is available on our website at www.cpa16global.com, for a reconciliation of certain of these non-GAAP financial measures to our consolidated financial statements.

Cash Flows from Operating Activities
(Dollars in millions)



7.6
40.3
52.3
121.0
117.4
2004 2005 2006 2007 2008

Revenues
(Dollars in millions)



5.8
42.2
67.7
166.2
239.5
2004 2005 2006 2007 2008

Distributions Declared Per Share
(Dollars in millions)



.46
.58
.64
.65
.66
2004 2005 2006 2007 2008

Dear Fellow Shareholders







We founded the Corporate Property Associates programs in 1979 with the intention of creating an investment product that worked in good times and in bad. CPA®:16 – Global follows that tradition and continues to perform well today. Despite volatile market conditions, CPA®:16 – Global benefits from the conservative risk management strategy we and all the CPA® programs have implemented:

Long-Term Investment Strategy

Through the sale and leaseback of corporate facilities, we have provided many companies with the capital to grow and enhance their businesses. In essence, we own long-term corporate obligations secured by long-term lease agreements. We believe that our focus on tenant creditworthiness in combination with our long-term investment approach enables us to be less affected by economic cycles than conventional real estate investors are. In today's market, we feel this is especially important, given investors' increasing demand for stable, income-generating investments.

In-House Risk Analysis

We evaluate every transaction on four key components. We:

- Analyze the creditworthiness of the tenant
- Seek to identify and purchase strategically important facilities, which we also refer to as critical operating assets
- Assess the fundamental value of the underlying real estate
- Structure transactions with appropriate terms and pricing and stress test them under a range of economic and business scenarios

Our Independent Investment Committee, with its more than 200 years of combined experience through many economic cycles and unparalleled expertise, reviews and approves the investments we make. Our founder had the foresight to establish this committee of independent investment professionals from the beginning.

During 2008, we acquired six properties located in the United States, Finland, France and Germany at a total cost of $125.4 million. We obtained non-recourse mortgage financing totaling $100.1 million, a notable achievement during these challenging times for the capital markets. In addition, we and our affiliates provided $225 million in sale-leaseback financing to The New York Times Company in the first quarter of 2009, of which our portion was 27.25%. We acquired 750,000 rentable square feet of the Times Company's midtown Manhattan, Renzo Piano–designed headquarters and are leasing it back to them over an initial lease term of 15 years.

Diversification

We diversify our portfolio by industry, tenant and geography in order to limit our exposure to any one tenant or region and because we believe industries tend to correlate in terms of how they perform in a down time. Our portfolio currently consists of 78 tenants in 24 industries located in 38 states and 11 countries. We remain cautious about corporate defaults and bankruptcies in the current environment and continue to monitor our portfolio closely; as of year-end 2008, we are pleased that our portfolio was 99% occupied. While we expect occupancy rates to fall, we are still in a very strong position at this point in the cycle.

Strong Financial Position

Having invested cautiously in the past, we are in a strong financial position today. Our estimated net asset value (NAV) as of December 31, 2008 was $9.80. Although this represents a decrease from our year-end 2007 NAV, we are pleased with our relative performance and are proud to continue providing you with rising income in the form of quarterly distribution payments. Our annualized dividend yield has increased 46.9% overall and was paid at an annualized rate of 6.61% for the first quarter of 2009. And we're proud to report that FFO and adjusted cash flow coverage of our dividend were 109% and 135%, respectively. We remain focused on increasing these metrics, which are vital components in maintaining and growing our dividend.

In addition, we have no debt maturing in 2009–2010—a testament to investing for the long run and acquiring primarily long-term—15- to 20-year—debt to leverage our investments. At a time when many funds are unable to cover their dividends or meet their near-term debt maturities, we believe we are in a strong capital position.

We look at 2009 as a year of both challenges and opportunities. As we continue to manage this broadly diversified portfolio, we will strive to capitalize upon those opportunities to create value for you—our investors—and continue providing an increasing source of income. We thank you for your continued confidence and support.

Sincerely,

Wm. Polk Carey	Thomas E. Zacharias	Gordon F. DuGan
Chairman	President	Chief Executive Officer

Annualized Yield and Estimated Net Asset Values


6.61%
6.58%
6.48%
6.33%
5.36%
4.54%
$10.00
$10.00
$10.00
$10.00
$9.80
2004
2005
2006
2007
2008
2009*
Original cost (dollars per share)
Year-end estimated net asset value (dollars per share)
Annualized yield
*As of 3/31/09



Financial Highlights

TABLE OF CONTENTS

Selected Financial Data

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2008	2007	2006	2005	2004
Operating Data					
Total revenues[a]	**$ 239,455**	$ 166,187	$ 67,684	$ 42,230	$ 5,776
Net income[b]	**20,247**	34,204	30,105	16,284	5,124
Earnings per share	**0.17**	0.29	0.40	0.29	0.21
Cash distributions paid	**79,011**	72,551	41,227	28,939	5,918
Cash distributions declared per share	**0.6576**	0.6498	0.6373	0.5763	0.4569
Payment of mortgage principal[c]	**15,487**	18,053	6,397	2,821	344
Balance Sheet Data					
Total assets	**$2,967,203**	$3,081,869	$1,775,640	$929,649	$585,512
Long-term obligations[d]	**1,453,901**	1,445,734	662,762	376,078	105,226

(a) Revenue has increased for each year presented as a result of investing the proceeds from our public offerings.

(b) Net income in 2008 reflects impairment charges totaling $4 million, including $3.1 million related to our equity investments in real estate.

(c) Represents scheduled mortgage principal paid, excluding balloon payments.

(d) Represents non-recourse mortgages and deferred acquisition fee installments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

Business Overview

As described in more detail in Item 1 of our annual report on Form 10-K, we are a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate, primarily on a triple net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, contractual rent increases, tenant defaults, lease terminations, lease expirations and sales of properties. As of December 31, 2008, our portfolio consisted of our full or partial ownership interest in 391 properties leased to 78 tenants, totaling approximately 27 million square feet (on a pro rata basis) with an occupancy rate of 99.9%. We were formed in 2003 and are managed by W. P. Carey & Co. LLC and its subsidiaries (the "advisor").

HIGHLIGHTS

Highlights during 2008

- Acquired investments totaling $173.9 million, including $125.4 million on consolidated investments, $36.3 million contributed to equity investments in real estate and $12.2 million on two build-to-suit projects. Amounts are based on the exchange rate of the Euro as of the date of acquisition where appropriate.

- Obtained non-recourse mortgage financing on our consolidated investments totaling $100.1 million at a weighted average annual fixed interest rate and term of 6.5% and 10 years, respectively, inclusive of monitory interest of $19.7 million. In addition, our share of financing obtained by a venture totaled $13.2 million at a weighted average fixed annual interest rate and term of 6.5% and 7 years, respectively. Amounts are based on the exchange rate of the Euro as of the date of acquisition where appropriate.

- Incurred impairment charges totaling $4 million, including $3.1 million related to our equity investments in real estate.

- As a result of market conditions worsening during 2008, our estimated net asset value per share as of December 31, 2008 decreased to $9.80, a 2% decline from our prior value of $10.00.

- Sold 49.99% of our interest in a venture in which we and CPA®:17 – Global previously held 99.9% and 0.01% interests, respectively, to CPA®:17 – Global.

- Our quarterly cash distribution increased to $0.1650 per share for the fourth quarter of 2008, which annualizes to $0.66 per share.

Financial Highlights

(IN THOUSANDS)	2008	YEARS ENDED DECEMBER 31, 2007	2006
Total revenues[a]	**$239,455**	$166,187	$67,684
Net income[b]	**20,247**	34,204	30,105
Cash flow from operating activities	**117,435**	120,985	52,255

(a) Revenue has increased for each year presented as a result of investing the proceeds of our public offerings.

(b) Net income in 2008 reflects impairment charges totaling $4 million, including $3.1 million related to our equity investments in real estate.

Management considers the performance metrics listed above as well as certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing equity in our real estate.

CURRENT DEVELOPMENTS AND TRENDS

Significant business developments that occurred during 2008 are detailed in the Significant Developments during 2008 section of Item 1 of our annual report on Form 10-K.

While we have substantially invested the proceeds of our offerings, we expect to continue to participate in future investments with our affiliates to the extent we have funds available for investment.

The deterioration in the credit and real estate financing markets that began in the second half of 2007 continued and substantially worsened in 2008, resulting in a severe financial and economic crisis that persists at the date of our annual report on Form 10-K and is likely to continue for a significant period of time. The full magnitude, effects and duration of the current financial and economic crisis cannot be predicted. The primary effects of this crisis on our business through December 31, 2008 have been difficulty in obtaining financing or refinancing for our investments, increased levels of financial distress at our tenants, with one recently filing for bankruptcy and higher levels of redemption requests by shareholders than in the past. It is also more difficult to re-tenant or sell properties in the current environment due to the lack of available financing. The level of market volatility necessarily renders any discussion of current trends highly uncertain. Nevertheless, our view as of the date of our annual report on Form 10-K of current trends is presented below:

Investment Opportunities

In times such as the present, when financing is difficult to obtain, we believe sale-leaseback transactions can often be a more attractive alternative for a corporation to raise capital, which may result in increased and more attractive investment opportunities for us. As a result of the continued deterioration in the credit and real estate financing markets, we believe there has been a decrease in the level of competition for the investments we make, both domestically and internationally. While the difficult financing markets have limited our ability to complete transactions, we are beginning to see increasingly attractive pricing on sale-leaseback investment opportunities, such that we may be able to achieve desired returns that would allow us to complete some transactions during 2009 without financing. We believe the pricing improvements are due, in part, to the continued deterioration in the credit markets, which has made obtaining financing for most companies extremely difficult. Overall, our investment volume will continue to be negatively affected by the lack of financing available in the marketplace.

Certain of the sale-leaseback opportunities arise in connection with private equity transactions. While private equity firms have raised a significant amount of capital for investment in recent periods, transaction volume has decreased significantly in part as a result of the deterioration in the credit financing markets. As a result, our participation in new private equity transactions has also decreased. While this is likely to affect us in the near term, we believe that attractive investment opportunities, including future participation in either new private equity transactions or transactions with existing portfolio companies owned by private equity firms, will be available to us once greater stability returns to the marketplace.

Financing Conditions

The real estate financing markets continued to deteriorate during 2008, and we believe they are worse at the date of our annual report on Form 10-K than at any point during 2008. Current market conditions make it increasingly difficult to finance investments both domestically and internationally. We expect these conditions to continue in the near term and cannot predict when these markets will recover. Such conditions may affect our ability to obtain financing if we seek to obtain new financing on existing investments or make additional investments. At present, financing for larger transactions and for certain property types is not available. However, as described above, pricing on potential sale-leaseback transactions is starting to improve and may allow us to complete some transactions without financing.

All of our property level debt is non-recourse, which means that if we default on a mortgage obligation our exposure is generally limited to the equity we have invested in that property. We do not have any balloon payments scheduled until 2011.

Commercial Real Estate

Over the last several years, commercial real estate values rose significantly as a result of the relatively low long-term interest rate environment and aggressive credit conditions. As a result of worsening credit conditions during 2008, we are seeing asset values decline across all asset types and also currently expect individual tenant credits to deteriorate as a result of current market conditions. In addition, falling asset values combined with difficult financing conditions will make it more difficult for us in situations where we need to re-tenant or sell properties. We generally enter into long-term leases with our tenants to mitigate the impact that fluctuations in interest rates have on the values of our real estate assets.

We calculate an estimated net asset value per share for our portfolio on an annual basis. This calculation is based in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments (see "Financing Activities" below).

As a result of market conditions worsening during 2008, our estimated net asset value per share as of December 31, 2008 decreased to $9.80, a 2% decline from our prior value of $10.00.

Corporate Defaults

We expect that corporate defaults may increase during 2009, which will require more intensive management of the assets we own. We believe that our emphasis on ownership of assets that are critically important to a tenant's operations mitigates, to some extent, the risk of a tenant defaulting on its lease upon filing for bankruptcy protection. In addition, we have attempted to diversify our portfolio by tenant and tenant industry to mitigate the effect of tenant defaults. However, even where defaults do not occur, a tenant's credit profile may deteriorate, which in turn could affect the value of the lease asset and may require us to incur impairment charges on properties we own, even where the tenant is continuing to make the required lease payments. Furthermore, a tenant may reject our lease in bankruptcy, which could subject us to losses as the property may be worth less without the lease.

We closely monitor tenant performance for our portfolio through review of financial statements, meetings with management and review of financial covenant compliance where we have financial covenants. We have seen an increase in the level of stress of tenants in certain industries, including, among others, automotive parts, home building materials and food industries. We have also seen that consumer-related industries are feeling the effects of the slowing economy, as well as businesses that have operated with relatively higher levels of leverage. We believe that our portfolio is reasonably well diversified and do not contain any unusual concentration of individual tenant credit risk. We do not have any significant concentration of tenants in the financial services industry.

We also closely monitor rent delinquencies as a precursor to a potential default. We have seen a small increase in rent delinquencies recently and have devoted additional resources to enhance tenant monitoring and rent collection activities. Nevertheless, we expect in the next year that there may be additional corporate defaults in our own portfolio.

Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties for several years, which has resulted in several companies filing for bankruptcy. We currently have seven tenants in automotive related industries, one of which filed for bankruptcy in November 2008. These seven tenants accounted for lease revenues and income from equity investments of $19.1 million, or 10% for 2008 and had an aggregate carrying value of $180.3 million as of December 31, 2008. The tenant that filed for bankruptcy in November 2008 accounted for lease revenue of $1.5 million, or 1% for 2008 and had an aggregate carrying value of $12.35 million as of December 31, 2008. Based on their carrying values, 51.8% of these investments are international (in the European Union, Canada and Mexico). To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible additional tenants may file for bankruptcy and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

Redemptions

We are experiencing higher levels of share redemptions, which consume cash. At present, however, we are not experiencing conditions that have affected our ability to continue to satisfy investor redemption requests.

Competition

As a result of the continued deterioration in the credit and real estate financing markets, we believe there is a decrease in the level of competition for the investments we make, both domestically and internationally.

Consumer Price Index ("CPI")

Our leases generally have rent increases based on formulas indexed to increases in the CPI or other similar indices for the jurisdiction in which the property is located. While inflation rates in the U.S. and the Euro zone have generally increased in recent history, these rates are currently declining rapidly, which we expect will result in a reduction in rent increases in our portfolios in the future.

Exchange Rate Movements

We have foreign investments and as a result are subject to risk from the effects of exchange rate movements, particularly in the Euro, which accounted for approximately 33% of annualized lease revenue at December 31, 2008. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. Despite the strengthening of the U.S. dollar in the fourth quarter of 2008, the average rate for the U.S. dollar in relation to the Euro in 2008 was weakened by approximately 7% in comparison to 2007, resulting in a positive impact on our results of operations for Euro-denominated investments. Significant continued deterioration in the value of the Euro, such as has occurred in early 2009, may have an adverse impact on our results of operations in the future.

We expect that international commercial real estate may continue to make up a significant portion of our investment activity, although the percentage of international investments in any given period may vary substantially. During 2008, international investments accounted for 49% of our total investments.

HOW MANAGEMENT EVALUATES RESULTS OF OPERATIONS

Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increase our equity in our real estate. As a result, management's assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Management considers cash flows from operating activities, cash flows from investing activities and cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. Such leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Management's evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in assessing our ability to fund operating expenses, service debt and fund distributions to shareholders.

Management considers cash flows from operating activities plus cash distributions from equity investments in real estate in excess of equity income as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. Management considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows management to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt are excluded because they are deemed to be returns of investment and not returns on investment.

Management focuses on measures of cash flows from investing activities and cash flows from financing activities in its evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. However, because of current conditions in credit markets, obtaining financing is at present very difficult and we may complete transactions without obtaining financing. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

RESULTS OF OPERATIONS

For the years ended December 31, 2008 and 2007, our results of operations were significantly impacted by a transaction in April 2007 (the "Hellweg 2" transaction) in which we and our affiliates acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany. We and our affiliates also acquired a second venture (the "lending venture"), which made a loan (the "note receivable") to the holder of the remaining 75.3% interests in the limited partnership (the "partner"). Our total effective ownership interest in the ventures is 26% and we consolidate the ventures in our financial statements under the provisions of FIN 46R. The total cost of the interests in these ventures was $446.4 million, inclusive of our affiliates' minority interest of $330.4 million. In connection with these transactions, the ventures obtained combined non-recourse financing of $378.6 million, inclusive of our affiliates' minority interest of $280.2 million, having a fixed annual interest rate of 5.5% and a term of 10 years. Under the terms of the note receivable, which has a principal balance of $314.2 million, inclusive of our affiliates' minority interest of $233.6 million, the lending venture will receive interest that approximates 75.3% of all operating income earned by the limited partnership, less adjustments.

Although we consolidate the results of operations of the Hellweg 2 transaction, because our effective ownership interest is 26%, a significant portion of the results of operations from this transaction is reduced by our minority partners' interests. As a result of obtaining non-recourse mortgage debt to finance a significant portion of the purchase price and depreciating/amortizing assets over their estimated useful lives, we do not expect this transaction to have a significant impact on our net income. However, the transaction has a significant impact on many of the components of our net income, as described below. Based on the exchange rate of the Euro as of December 31, 2008, we expect this transaction will generate annualized property level cash flow from operations (revenues less interest expense) of approximately $12.3 million, inclusive of minority interest of $9.1 million.

Management's evaluation of the sources of lease revenues is as follows (in thousands):

	2008	2007	2006
Rental income	**$154,222**	$ 115,836	$ 49,032
Interest income from direct financing leases	**28,864**	24,134	15,095
	$183,086	**$139,970**	**$64,127**

We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations (in thousands):

LESSEE	2008	2007	2006
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 2)[a] [b] [c]	**$ 37,132**	$ 25,536	$ —
Telcordia Technologies, Inc.	**9,311**	9,127	8,967
Berry Plastics Corporation[c] [d]	**6,651**	218	—
MetoKote Corp., MetoKote Canada Limited and MetoKote de Mexico [b] [e] [f]	**6,365**	3,992	3,834
Nordic Cold Storage LLC[d]	**6,257**	5,591	—
Fraikin SAS[b] [d]	**5,888**	4,911	—
The Talaria Company (Hinckley)[c]	**4,984**	4,998	5,025
International Aluminum Corp. and United States Aluminum of Canada, Ltd.[b] [d]	**4,454**	2,411	—
LFD Manufacturing Ltd., IDS Logistics (Thailand) Ltd. and IDS Manufacturing SDN BHD[b] [g]	**4,109**	3,659	2,615
Huntsman International, LLC	**4,027**	4,027	4,032
Ply Gem Industries, Inc.[b]	**3,834**	3,730	3,580
Gortz & Schiele GmbH & Co. and Goertz & Schiele Corporation[b] [c] [e] [g] [i]	**3,653**	3,400	349
Holopack International Corp.[d]	**3,589**	2,432	—
TRW Vehicle Safety Systems Inc.[e] [g]	**3,568**	3,568	310
Bob's Discount Furniture, LLC[g] [h]	**3,538**	2,643	1,786
Performance Fibers GmbH[b] [g]	**3,531**	3,276	50
Foss Manufacturing Company, LLC	**3,503**	3,330	3,212
Universal Technical Institute of California, Inc.[d]	**3,418**	1,555	—
Kings Super Markets Inc.[g]	**3,416**	3,416	2,313
Finisar Corporation	**3,224**	3,276	3,276
Dick's Sporting Goods, Inc.[c] [h]	**3,142**	3,030	1,349
Best Brands Corp.[j]	**3,129**	—	—
Willy Voit GmbH & Co. Stanz-und Metallwerk[b] [d] [e]	**2,896**	1,249	—
Polestar Petty Ltd.[b]	**2,808**	2,989	2,712
Hilite Germany GmbH & Co. KG[b] [e] [g]	**2,371**	2,177	1,243
Other[b] [d] [e] [g] [j]	**44,288**	35,429	19,474
	$183,086	**$139,970**	**$64,127**

(a) Investment acquired in April 2007. We also own an equity investment in other properties leased to this tenant through a 2005 transaction.

(b) Amounts are subject to fluctuations in foreign currency exchange rates.

(c) These revenues are generated in consolidated ventures with affiliates and include lease revenues applicable to minority interests totaling $40 million, $28.4 million and $3 million in 2008, 2007 and 2006, respectively.

(d) We acquired all or a portion of this investment (or certain investments included in "Other" in the table above) during 2007.

(e) Tenant operates in the automotive industry. Included in "Other" are lease revenues of $1.1 million for 2008, 2007 and 2006 from an additional tenant operating in the automotive industry.

(f) Inclusive of an out-of-period adjustment of $1.8 million (Note 2).

(g) We acquired all or a portion of or placed into service this investment during 2006.

(h) We placed an expansion at this investment into service in 2007.

(i) This tenant filed for bankruptcy protection in Germany in November 2008.

(j) We acquired this investment (or certain investments included in "Other" in the table above) during 2008.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. Net lease revenues from these ventures (for the entire venture, not our proportionate share) are as follows (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2008	2008	2007	2006
U-Haul Moving Partners, Inc. and Mercury Partners, L.P.	31%	**$ 28,541**	$ 28,541	$28,541
OBI A.G.[(a)(b)]	25%	**17,317**	15,506	10,555
Hellweg Die Profi-Baumarkte GmbH & Co. KG [(a)(c)(d)]	25%	**15,155**	14,115	12,657
Thales S.A.[(a)(d)]	35%	**14,240**	12,990	11,213
Pohjola Non-life Insurance Company[(a)(d)]	40%	**9,343**	8,454	7,646
TietoEnator Plc[(a)(d)]	40%	**8,789**	7,963	7,131
Police Prefecture, French Government[(a)(d)]	50%	**8,109**	7,109	6,245
Lindenmaier A.G.[(a)(e)(g)]	33%	**2,703**	510	—
Actebis Peacock GmbH.[(a)(h)]	30%	**2,066**	—	—
Schuler A.G.[(a)(e)]	33%	**6,802**	1,808	—
Actuant Corporation[(a)(d)]	50%	**1,905**	1,747	1,538
Consolidated Systems, Inc.[(f)]	40%	**1,831**	1,810	478
Frontier Spinning Mills, Inc.[(h)]	40%	**12**	—	—
		$116,813	**$100,553**	**$86,004**

(a) Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b) We acquired our initial interest in this investment in 2006 and acquired an interest in an additional property leased to this tenant during 2007.

(c) In 2007, we acquired an interest in additional properties leased to this tenant that we consolidate.

(d) Increase was due to CPI-based (or equivalent) rent increases.

(e) We acquired our interest in this investment during 2007.

(f) We acquired our interest in this investment during 2006.

(g) Tenant operates in the automotive industry.

(h) We acquired our interest in this investment during 2008.

LEASE REVENUES

Our net leases generally have rent increases based on formulas indexed to increases in the CPI or other similar indices for the jurisdiction in which the property is located, sales overrides, or other periodic increases, which are designed to increase lease revenues in the future. We own international investments and expect lease revenue from our international investments to fluctuate in the future in connection with exchange rate movements in foreign currencies.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, lease revenues increased by $43.1 million. Rental income from investments acquired or placed into service during 2007 and 2008 contributed $30.1 million and $6.8 million, respectively, to lease revenue, while fluctuations in foreign currency exchange rates contributed $2.9 million. In addition, lease revenues in 2008 included an out-of-period adjustment of $1.8 million (Note 2). The Hellweg 2 transaction contributed $37.1 million to lease revenue in 2008, inclusive of minority interest of $34.7 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, lease revenues increased by $75.8 million primarily due to recent investment activity. Lease revenues from investments acquired or placed into service during 2007 and 2006 contributed $52 million and $21.3 million of this increase, respectively. Included in our 2007 activity is $25.5 million in lease revenue from the Hellweg 2 transaction, inclusive of minority interest of $23.8 million. Fluctuations in average foreign currency exchange rates as compared to 2006 and rent increases at several existing properties also contributed to the increase.

INTEREST INCOME ON NOTES RECEIVABLE

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, interest income on notes receivable increased by $8.7 million, primarily due to the full year impact from our investment in a note receivable in connection with the Hellweg 2 transaction. The Hellweg 2 transaction contributed interest income of $28.1 million in 2008, inclusive of minority interest of $20.9 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, interest income on notes receivable increased by $18.7 million. Substantially all of the increase was attributable to interest income of $19.5 million from our investment in a note receivable in connection with the Hellweg 2 transaction, inclusive of minority interest of $14.5 million.

OTHER REAL ESTATE INCOME

Other real estate income generally consists of revenue from taxable subsidiaries that earn revenue from domestic hotels.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, other real estate income increased by $19.9 million. The full year impact of income earned from a September 2007 hotel property acquisition contributed $10.1 million of the increase while income from a hotel property placed into service in the first quarter of 2008 contributed $9.8 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, other real estate income increased by $3.6 million primarily due to income earned from a hotel property acquisition in September 2007.

DEPRECIATION AND AMORTIZATION

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, depreciation and amortization increased by $14.4 million, substantially all of which was due to depreciation and amortization incurred on investments entered into or placed into service during 2008 and 2007. The full year impact on depreciation and amortization in connection with the Hellweg 2 transaction in 2007 accounted for $3.1 million of the increase in 2008.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, depreciation and amortization increased by $19.5 million, primarily due to depreciation and amortization incurred on investments entered into or placed into service during 2007 and 2006. Included in our 2007 results is depreciation and amortization of $7.3 million incurred in connection with the Hellweg 2 transaction, inclusive of minority interest of $5.2 million.

PROPERTY EXPENSES

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, property expenses increased by $12.8 million. Asset management and performance fees in 2008 increased $6.1 million, as a result of the increase in our asset base due to recent investment activity. Uncollected rent expense increased by $3.8 million, primarily due to a higher number of tenants who are experiencing financial difficulties, while reimbursable tenant costs increased by $1.9 million. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, property expenses increased by $8.3 million, primarily due to an increase in asset management and performance fees of $6.9 million as a result of the increase in our asset base due to investment activity in 2007 and 2006.

OTHER REAL ESTATE EXPENSES

Other real estate expenses generally consist of expenses incurred by taxable subsidiaries that earn revenue from domestic hotels.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, other real estate expenses increased by $16.1 million. Expenses incurred at the hotel property placed into service during the first quarter of 2008 totaled $8.5 million while the full year impact of expenses incurred at the hotel property acquired in 2007 contributed $7.6 million of the increase.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, other real estate expenses increased by $3.3 million primarily due to the September 2007 acquisition of a hotel property.

GENERAL AND ADMINISTRATIVE

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, general and administrative expenses increased by $3 million. Professional services fees increased by $1.5 million and expenses allocated by the advisor increased by $1.2 million, primarily as a result of the growth in our asset base and revenues due to our investment volume in 2007 and 2008.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, general and administrative expenses increased by $4.8 million, primarily due to an increase in business development expenses of $2.1 million, an increase in expenses allocated by the advisor of $1.1 million and an increase in accounting and professional fees of $1 million. The increase in business development expenses is attributable to costs associated with potential investment opportunities that were ultimately not consummated. The increase in expenses allocated by the advisor is due to the overall increase in our revenues, as such expenses are allocated based on revenue, while the increase in accounting and professional fees is due to the increase in our asset base as a result of our investment activity in 2007 and 2006.

IMPAIRMENT CHARGES

2008 — We recognized impairment charges totaling $0.9 million on two international properties accounted for as direct financing leases as a result of a decline in estimated residual value at these properties due to current market conditions. Impairment charges related to our equity investments in real estate are described in Income from Equity Investments in Real Estate below.

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have a non-controlling interest but exercise significant influence.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, income from equity investments in real estate increased by $6.7 million. Income from our equity investment in the Thales S.A. venture increased by $4.2 million primarily due to a decrease in impairment charges recognized by this venture in 2008. During 2008, we recognized impairment charges totaling $1.7 million on the Thales venture as compared to $6 million in 2007. As of December 31, 2008, our proportionate share of losses at the equity investment level, including impairment charges, was greater than our investment basis, and as such, the carrying value of our equity investment was reduced to zero. In addition, income earned on equity investments we entered into during 2008 and 2007 contributed $1.8 million, while scheduled rent increases at several ventures and fluctuations in foreign currency exchange rates contributed $1.1 million. These increases were partially offset by an impairment charge of $1.4 million recognized by the Lindenmaier A.G. venture in 2008.

Under current accounting guidance for investments in unconsolidated ventures, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that carrying value exceeds fair value. At December 31, 2008, we incurred impairment charges totaling $3.1 million on two ventures as a result of their carrying value exceeding their estimated fair value, for which we deemed the decline in value to be other than temporary.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, income from equity investments in real estate decreased by $5 million, primarily due to the recognition of an other than temporary impairment charge of $6 million to reduce the carrying value of an equity investment in real estate in France. The impairment charge was incurred in the fourth quarter of 2007 to reflect a reduction in the fair value of the venture's net assets as compared with our carrying value. This decrease was partially offset by income generated from our recent acquisitions of equity investments in real estate.

OTHER INTEREST INCOME

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, other interest income decreased by $16.2 million, primarily due to lower average cash balances as a result of using the proceeds received from our second public offering to make investments in real estate assets during 2008 and 2007 and lower rates of return earned on such balances due to current market conditions.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, other interest income increased by $7.7 million, primarily due to higher average cash balances as a result of proceeds received from our second public offering, which we terminated in February 2007.

MINORITY INTEREST IN INCOME

We consolidate investments in which we are deemed to have a controlling interest. Minority interest in income represents the proportionate share of net income (revenue less expenses) from such investments that is attributable to the partner(s) holding the non-controlling interest.

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, minority interest in income increased by $3.1 million primarily due to our acquisition of a controlling interest in two investments during 2008 and 2007, which contributed $8.8 million. This increase was partially offset by a reduction in minority interest of $4.3 million from our Hellweg 2 investment, primarily due to unrealized losses recognized on a derivative instrument. In addition, minority interest in income from a tenant in the automotive industry who is experiencing financial difficulties decreased by $1.3 million as a result of an increase in uncollected rent expense.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, minority interest in income increased by $22.1 million, primarily due to our acquisition of controlling interests in several recent investments, including the Hellweg 2 transaction which contributed the majority of this increase.

(LOSS) GAIN ON FOREIGN CURRENCY TRANSACTIONS, DERIVATIVE INSTRUMENTS AND OTHER, NET

We have foreign operations that are subject to the effects of exchange rate movements of foreign currencies. We are a net receiver of the foreign currencies (we receive more cash than we pay out) and therefore our foreign investments benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currencies. We recognize realized foreign currency translation gains (losses) upon the repatriation of cash from our foreign investments and recognize unrealized foreign currency translation gains and losses due to changes in foreign currency on accrued interest receivable on notes receivable from subsidiaries. We also have certain derivative instruments, including an embedded credit derivative and common stock warrants, for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2008 vs. 2007 — For the year ended December 31, 2008, we recognized a net loss on foreign currency transactions, derivative instruments and other, net of $1.8 million as compared to a net gain of $4.7 million during 2007. Unrealized loss on an embedded credit derivative recognized by Hellweg 2 during 2008 was $3.4 million (inclusive of minority interest of $2.7 million), as compared to an unrealized gain of $2.7 million (inclusive of minority interest of $1.4 million) during 2007. In addition, net gains on foreign currency transactions decreased by $0.8 million as a result of the prepayment of intercompany notes receivable by certain of our subsidiaries.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, gain on foreign currency transactions, derivative instruments and other, net, increased by $4.3 million, primarily due to the recognition of an unrealized gain of $2.7 million (inclusive of minority interest of $1.4 million) on an embedded credit derivative related to the Hellweg 2 transaction. Changes in fair value of embedded credit derivatives are recognized in earnings. Realized and unrealized gains on foreign currency transactions also increased by $1.4 million as a result of the continued weakening of the U.S. dollar since December 31, 2006.

INTEREST EXPENSE

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, interest expense increased by $19.4 million, primarily due to the impact of non-recourse mortgage loans obtained on investments acquired or placed into service during 2007 and 2008, which contributed $19.6 million and the impact of fluctuations in foreign currency exchange rates, which contributed $1.3 million. These increases were partially offset by a reduction in interest expense as a result of making scheduled principal payments and paying our first annual installment of deferred acquisition fees in January 2008. Interest expense in 2008 related to the Hellweg 2 transaction was $23.2 million, inclusive of minority interest of $17.1 million, as compared to $15.8 million (inclusive of minority interest of $11.7 million) in 2007.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, interest expense increased by $41 million. This increase is primarily due to the impact of non-recourse mortgage loans obtained on investments acquired or placed into service during 2007 and 2006, which resulted in higher average outstanding balances. Included in the total for 2007 was interest expense of $15.8 million related to debt obtained in connection with the Hellweg 2 transaction, inclusive of minority interest of $11.7 million. During 2007, we obtained mortgage financing totaling $714.4 million on our investments and build-to-suit projects, including $378.6 million related to the Hellweg 2 transaction, with a weighted average interest rate and term of 5.8% and 10.7 years, respectively.

PROVISION FOR INCOME TAXES

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, provision for income taxes increased by $1.4 million, primarily due to recent international investment activity. Taxes on our foreign investments, primarily in Germany, comprise a significant portion of our tax provision for both 2008 and 2007. Our investments generate taxable income in state, local and foreign jurisdictions primarily as a result of rent increases and scheduled amortization of mortgage principal payments, which reduce interest expense and increase income subject to local tax.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, the provision for income taxes increased by $2.4 million, primarily due to recent international investment activity. In addition, during the first quarter of 2007, we recorded an accrual for foreign income taxes totaling $0.4 million related to our 2005 and 2006 fiscal years (Note 2).

NET INCOME

2008 vs. 2007 — For the year ended December 31, 2008 as compared to 2007, the resulting net income decreased by $14 million.

2007 vs. 2006 — For the year ended December 31, 2007 as compared to 2006, the resulting net income increased by $4.1 million.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, timing of proceeds from non-recourse mortgage loans and receipt of lease revenues, the advisor's election to receive fees in restricted shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate and payment to the advisor of the annual installment of deferred acquisition fees and interest thereon in the first quarter.

Although our cash flows may fluctuate period to period, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our short-term and long-term liquidity needs. We may also use existing cash resources, the proceeds of non-recourse mortgage loans and the issuance of additional equity securities to meet such needs. We assess our ability to access capital on an ongoing basis. There has been no material change in our financial condition since December 31, 2007. Our sources and uses of cash during 2008 are described below.

OPERATING ACTIVITIES

One of our objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to shareholders and minority partners. During 2008, we used cash flows from operating activities of $117.4 million to fund a majority of distributions to shareholders of $79 million, make scheduled mortgage principal payments of $15.5 million and pay distributions to minority interest partners of $36.3 million. We used distributions from equity investments in real estate in excess of equity income and our existing cash resources to fund the remainder. For 2008, the advisor elected to receive its asset management fees in cash and its performance fees in restricted shares of our common stock, and as a result, we paid performance fees of $12.4 million through the issuance of restricted stock rather than in cash. For 2009, the advisor has elected to continue to receive its performance fees in restricted shares of our common stock.

INVESTING ACTIVITIES

Our investing activities are generally comprised of real estate related transactions (purchases and sales of real estate), the payment of our annual installment of deferred acquisition fees and capitalized property-related costs. During 2008, we used $150.2 million to acquire seven investments and to fund construction costs at several build-to-suit projects. One project, a domestic hotel, was placed into service during first quarter of 2008. In January 2008, we used $29.5 million to pay the first annual installment of deferred acquisition fees as a result of meeting the performance criterion in June 2007 (Note 3). In connection with an "Acquisition, Development and Construction" ("ADC") arrangement and mortgage note receivable that we entered into in March 2007 (Note 2), we used $7.3 million to provide financing to the developer of a build-to-suit property. Funds totaling $39.1 million were released from escrows that had previously been established for the purpose of entering into investments, primarily consisting of $20.6 million related to a potential transaction that was not consummated and $18.5 million that we placed into escrow in March 2008 related to investments completed during 2008. We also received proceeds of $22.9 million from the sale of an interest in a consolidated venture to an affiliate.

FINANCING ACTIVITIES

In addition to making scheduled mortgage principal payments and paying distributions to shareholders and minority partners in 2008, we obtained $102.1 million in proceeds from non-recourse mortgage financing, comprised of $55.9 million related to our 2007 investment activity and $46.2 million in connection with our 2008 investment activity. We received $32.2 million as a result of issuing shares through our distribution reinvestment and stock purchase plan and used $16.6 million to purchase treasury shares through a redemption plan that allows shareholders to sell shares back to us, subject to certain limitations.

We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. We currently limit the number of shares we may redeem so that, the shares we redeem in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed a maximum of 5% of our total shares outstanding as of the last day of the immediately preceding quarter. In addition, our ability to effect redemptions is subject to our having available cash to do so. We limit the cash we use for redemptions to the amount of proceeds we receive from the issuance of shares through our distribution reinvestment plan plus up to 1% of our operating cash flow from the prior fiscal year. If we have sufficient funds to purchase some but not all of the shares offered to us for redemption in a particular quarter, or if the shares offered for redemption in a quarter would exceed the 5% limitation, requesting stockholders' shares will be redeemed on a pro rata basis (rounding to the nearest whole number of shares) up to the amount available for redemption, based upon the total number of shares for which redemption was requested in the relevant quarter and the total funds available for redemption in such quarter.

Requests not fulfilled in a quarter will automatically be carried forward to the next quarter, unless the request is revoked by the stockholder. Redemption requests carried over from a prior quarter will receive priority over requests made in the relevant quarter.

At the beginning of our redemption program, we redeemed shares at a price of $10.00 per share less a surrender charge. Once we began to obtain annual net asset valuations of our portfolio, we redeemed shares at the most recently published estimated net asset value per share, as approved by our board of directors, less a surrender charge, which is currently fixed at 7%. We obtain net asset valuations on an annual basis. As of December 31, 2008, our most recent estimated net asset value per share was $9.80, which was determined as of April 30, 2008. We calculate net asset value per share based in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of the mortgages encumbering our assets (also provided by a third party), estimated disposition costs (including estimates of expenses, commissions and fees payable to the advisor), and an estimate of our other assets and liabilities as of the date of calculation. Our estimate of net asset value involves significant estimates and management judgments, and there can be no assurance that shareholders would realize $10.00 per share if we were to be liquidated today.

As noted above, our ability to effect redemptions is subject to our having sufficient available cash. As of December 31, 2008, redemptions totaled approximately 1.4% of total shares outstanding on a rolling twelve month period.

SUMMARY OF FINANCING

The table below summarizes our non-recourse debt as of December 31, 2008 and 2007, respectively.

	DECEMBER 31,	
	2008	**2007**
Balance		
Fixed-rate	**$ 1,406,926**	$ 1,369,778
Variable rate[(a)]	**31,300**	33,521
TOTAL	**$1,438,226**	**$1,403,299**
Percent of total debt		
Fixed-rate	**98%**	98%
Variable rate[(a)]	**2%**	2%
	100%	**100%**
Weighted average interest rate at end of year		
Fixed-rate	**5.9%**	5.8%
Variable rate[(a)]	**5.4%**	5.2%

(a) Variable rate debt at December 31, 2008 included (i) $3.9 million that has been effectively converted to fixed-rate debt through interest rate swap derivative instruments and (ii) $27.4 million in mortgage obligations that bore interest at a fixed-rate but have interest rate reset features that may change the interest rate to then prevailing market fixed-rate at certain points in their term. No interest rate resets or expirations of interest rate swaps are scheduled to occur in 2009.

CASH RESOURCES

As of December 31, 2008, our cash resources consisted of cash and cash equivalents of $174.2 million. Of this amount, $29.9 million, at then current exchange rates, was held in foreign bank accounts, and we could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also have unleveraged properties that had an aggregate carrying value of $95.8 million at December 31, 2008; however, given the current economic environment, there can be no assurance that we would be able to obtain financing for these properties. Our cash resources can be used to fund future investments, as well as maintain sufficient working capital balances and meet other commitments. We intend to fund quarterly distributions from cash generated from the operations of our real estate portfolio. We continue to evaluate fixed-rate financing options, such as obtaining non-recourse financing on our unleveraged properties. Any financing obtained may be used for working capital objectives and may be used to pay down existing debt balances. In March 2009, we used $64 million to acquire an equity investment in real estate (Note 18).

CASH REQUIREMENTS

During the next twelve months, cash requirements will include making scheduled mortgage principal payments (we have no balloon payments on our mortgage obligations until 2011), paying distributions to shareholders and minority interest partners and funding build-to-suit and lending commitments that we currently estimate to total $44 million, as well as other normal recurring operating expenses.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our off-balance sheet arrangements and contractual obligations as of December 31, 2008 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands).

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse debt — Principal	**$1,435,529**	$ 18,299	$ 47,467	$ 58,283	$ 1,311,480
Deferred acquisition fees — Principal	**15,675**	9,082	6,593	—	—
Interest on borrowings and deferred acquisition fees(a)	**715,427**	85,321	165,949	159,471	304,686
Build-to-suit commitments(b)	**11,728**	11,728	—	—	—
Lending commitments(c)	**32,298**	32,298	—	—	—
Operating and other lease commitments(d)	**60,318**	1,779	3,610	3,686	51,243
	$2,270,975	**$158,507**	**$223,619**	**$221,440**	**$1,667,409**

(a) Interest on an unhedged variable rate debt obligation was calculated using the applicable variable interest rates and balances outstanding as of December 31, 2008.

(b) Represents remaining build-to-suit commitments for two projects:

- Woodland, Washington — estimated total construction costs are currently projected to be $5.3 million of which none was funded as of December 31, 2008.
- Rockmart, Georgia — estimated total construction costs are currently projected to be $6.5 million of which $0.1 million was funded as of December 31, 2008. In February 2009, we funded the remaining $6.4 million of the total construction costs.

(c) Represents unfunded amounts on an ADC equity arrangement and a commitment to provide a loan to a developer of a domestic property. The total commitments for the ADC equity arrangement and the loan are $62.5 million and $15.8 million, respectively, of which $37 million and $9 million has been funded as of December 31, 2008, respectively.

(d) Operating and other lease commitments consist primarily of rent obligations under ground leases and our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. Rental obligations under ground leases are inclusive of minority interest of approximately $10.4 million.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies as of December 31, 2008. As of December 31, 2008, we had no material capital lease obligations for which we are the lessee, either individually or in the aggregate.

As described above, in April 2007, we and our affiliates completed the Hellweg 2 transaction. In connection with this transaction, the property venture agreed to an option agreement which gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price which will equal the principal amount of the note receivable at the time of purchase. We are the managing member of the property venture. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price which will equal the principal amount of the note receivable at the time of purchase.

Upon exercise of the purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect upon exercise of the respective purchase option or put option to have the loan from the lending venture to the seller repaid by a deemed transfer of cash in amounts necessary to fully satisfy the seller's obligations to the lending venture and the lending venture shall be deemed to have transferred such funds up to the CPA® REITs as if they had recontributed them down into the property venture based on their pro rata ownership. Accordingly, at December 31, 2008 (based on the exchange rate of the Euro), the only additional cash required by us to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor's interest — the aggregate of which would be approximately $2.4 million with our share approximating $0.6 million. In addition, our maximum exposure to loss on these ventures was approximately $99.2 million (inclusive of both our existing investment and the amount to fund our future commitment). This option is excluded from the table above as it does not represent a current obligation.

We have investments in unconsolidated ventures that own single-tenant properties net leased to corporations. All of the underlying investments are owned with affiliates. Summarized financial information for these ventures (for the entire venture, not our proportionate share) at December 31, 2008 is presented below (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2008	TOTAL ASSETS	TOTAL THIRD PARTY DEBT	MATURITY DATE
Thales S.A.[(a)(b)]	35%	$ 67,771	$ 76,872	7/2011
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	300,105	168,202	5/2014
Actuant Corporation[(a)]	50%	18,375	12,098	5/2014
TietoEnator Plc[(a)]	40%	99,039	76,170	7/2014
Pohjola Non-life Insurance Company[(a)]	40%	106,508	85,419	1/2015
Hellweg Die Profi-Baumarkte GmbH & Co. KG[(a)(c)]	25%	188,482	113,754	5/2015
Actebis Peacock GmbH.[(a)(d)]	30%	52,891	32,017	7/2015
Consolidated Systems, Inc.	40%	17,178	11,698	11/2016
Lindenmaier A.G.[(a)]	33%	30,998	12,574	10/2017
OBI A.G.[(a)]	25%	215,201	171,397	3/2018
Police Prefecture, French Government[(a)]	50%	118,053	89,924	8/2020
Schuler A.G.[(a)]	33%	73,268	—	N/A
Frontier Spinning Mills, Inc.[(d)]	40%	39,239	—	N/A
Soho House Beach House LLC[(e)]	N/A	61,008	—	N/A
		$1,388,116	**$850,125**	

(a) Dollar amounts are based on the applicable exchange rate as of December 31, 2008.

(b) Other than temporary impairment charges totaling $7.7 million have been recognized on this venture during 2007 and 2008. In addition, the entity recognized an impairment charge under SFAS 144 of $35.4 million as of December 31, 2008. While we recognized a portion of this amount through our ownership interest, it was limited to our investment basis. As of December 31, 2008, our proportionate share of losses at the equity investment level, including impairment charges, was greater than our investment basis, and as such, the carrying value of our equity investment was reduced to zero.

(c) Under the loan agreement, this tenant has an obligation to meet certain loan covenants, which were not met as of December 31, 2007. As a result, the lender had retained rental receipts of $8.5 million, which it released to the venture in May 2008 as a result of the tenant's renewed compliance with these loan covenants. Our interest in this venture had a carrying value of $16.1 million at December 31, 2008. In April 2007, we acquired an interest in the Hellweg 2 transaction, which we consolidate. There is no event of default associated with the Hellweg 2 transaction.

(d) We acquired part of our interest in this investment during 2008.

(e) We account for this investment under the equity method of accounting as it constitutes an ADC equity arrangement (Note 6).

In connection with the purchase of our properties, we require the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills from facility activities or historical on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of any environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

SUBSEQUENT EVENTS

In February 2009, a venture in which we and an affiliate each hold 50% interests and which we consolidate, purchased the existing $39.1 million non-recourse debt from the lender at a discount for $32.5 million and simultaneously obtained new non-recourse debt of $29 million. The new non-recourse debt has a term of three years, plus two one-year extensions, and a LIBOR cap strike rate of 5%.

In March 2009, an entity in which we and two affiliates hold 27.25% and 72.75% interests, respectively, completed a sale-leaseback transaction with respect to a portion of the leasehold condominium interest encompassing approximately 750,000 rentable square feet in the office headquarters of The New York Times Company in New York for a total cost of approximately $234 million, of which our share is approximately $64 million. We funded our portion of the purchase price with proceeds from our second public offering. The jointly owned entity did not obtain debt financing for the transaction. We expect to account for this investment under the equity method of accounting as we do not have a controlling interest but exercise significant influence.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require certain judgment and the use of certain estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE ASSETS

We classify our directly owned leased assets for financial reporting purposes at the inception of a lease or when significant lease terms are amended as either real estate leased under operating leases or net investment in direct financing leases at the inception of a lease or when significant lease terms are amended. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. In determining the classification of a lease, we use estimates of remaining economic life provided by third party appraisals of the leased assets. The calculation of the present value of future minimum rents includes determining a lease's implicit interest rate, which requires an estimate of the residual value of leased assets as of the end of the non-cancelable lease term. Estimates of residual values are based on third party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. Management believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with the acquisition of properties, purchase costs are allocated to tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. The below-market values of leases are also recorded at their relative fair values and are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

The value attributed to tangible assets is determined in part using a discounted cash flow model which is intended to approximate what a third party would pay to purchase the property as vacant and rent at current "market" rates. In applying the model, we assume that the disinterested party would sell the property at the end of a market lease term. Assumptions used in the model are property-specific where such information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of such rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

Above-market and below-market lease intangibles are based on the difference between the market rent and the contractual rents and are discounted to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired. We acquire properties subject to net leases and consider the credit of the lessee in negotiating the initial rent.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics we consider in allocating these values include the expectation of lease renewals, nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile, among other factors. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, is charged to expense.

Factors considered include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs, expectation of funding tenant improvements and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. Estimated costs to execute leases include commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

BASIS OF CONSOLIDATION

The consolidated financial statements include all of our accounts and those of our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if we are deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations. As described in Note 7, in April 2007, we and our affiliates acquired interests in two ventures in which our total effective ownership interest is 26%. These ventures are deemed to be VIEs of which we are deemed to be the primary beneficiary and, therefore, we consolidate the ventures in our financial statements.

In determining whether we control a non-VIE, our consideration includes using the Emerging Issues Task Force ("EITF") Consensus on Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The EITF reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting.

IMPAIRMENTS

Impairment charges may be recognized on long-lived assets, including, but not limited to, real estate, direct financing leases, assets held for sale and equity investments in real estate. Estimates and judgments are used when evaluating whether these assets are impaired.

When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we perform projections of undiscounted cash flows, and if such cash flows are insufficient, the assets are adjusted (i.e., written down) to their estimated fair value. An analysis of whether a real estate asset has been impaired requires us to make our best estimate of market rents, residual values and holding periods. In our evaluations, we generally obtain market information from outside sources; however, such information requires us to determine whether the information received is appropriate to the circumstances. As our investment objective is to hold properties on a long-term basis, holding periods used in the analyses generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We will consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. Because in most cases each of our properties is leased to one tenant, we are more likely to incur significant writedowns when circumstances change because of the possibility that a property will be vacated in its entirety and, therefore, our risks are different from the risks related to leasing and managing multi-tenant properties. Events or changes in circumstances can result in further non-cash writedowns and impact the gain or loss ultimately realized upon sale of the assets.

We perform a review of our estimate of the residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease is revised to reflect the decrease in the expected yield using the changed estimate; that is, a portion of the future cash flow from the lessee is recognized as a return of principal rather than as revenue. While an evaluation of potential impairment of real estate subject to an operating lease is determined by a change in circumstances, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met. Changes in circumstances include, but are not limited to, vacancy of a property not subject to a lease and termination of a lease. We may also assess properties for impairment because a lessee is experiencing financial difficulty and because management expects that there is a reasonable probability that the lease will be terminated in a bankruptcy proceeding or a property remains vacant for a period that exceeds the period anticipated in a prior impairment evaluation.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost as equity investments in real estate and subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent an other than temporary impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If in our opinion, the net sales price of the assets that have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and the carrying value of the property is reduced. To the extent that a purchase and sale agreement has been entered into, the impairment charge is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

We evaluate our marketable securities for impairment as of each reporting period. For the securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

PROVISION FOR UNCOLLECTED AMOUNTS FROM LESSEES

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (25 lessees represented 76% of annual lease revenues during 2008), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

FAIR VALUE OF DERIVATIVE INSTRUMENTS AND MARKETABLE SECURITIES

We measure derivative instruments, including certain derivative instruments embedded in other contracts, if any, at fair value and record them as an asset or liability, depending on our right or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings (i.e., the forecasted event occurs). For derivatives designated as cash flow hedges, the effective portions of the derivatives are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period. To determine the value of warrants for common stock which are classified as derivatives, various estimates are included in the options pricing model used to determine the value of a warrant.

INTEREST CAPITALIZED IN CONNECTION WITH REAL ESTATE UNDER CONSTRUCTION

Operating real estate is stated at cost less accumulated depreciation. Costs directly related to build-to-suit projects, primarily interest, if applicable, are capitalized. Interest capitalized in 2008, 2007 and 2006 was $2.4 million, $2.7 million and $1.9 million, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required to, among other things, distribute at least 90% of our REIT net taxable income to our shareholders (excluding net capital gains) and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for U.S. federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to U.S. federal income tax.

We conduct business in various states and municipalities within the U.S. and internationally and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain state, local and foreign taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of $0.1 million, with an offsetting decrease to retained earnings.

We may elect to treat one or more of our corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. We have elected to treat two of our corporate subsidiaries as TRSs. These subsidiaries own hotels that are managed on our behalf by third party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments — an Amendment of SFAS No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. We adopted SFAS 157 as required on January 1, 2008 (Note 2), with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. The initial application of SFAS 157 did not have a material effect on our financial position and results of operations and we believe that the remaining application of SFAS 157 will not have a material effect on our financial position and results of operations.

SFAS 159
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure at fair value, on an instrument-by-instrument basis, certain financial assets, financial liabilities and firm commitments that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. We adopted SFAS 159 as required on January 1, 2008 and the initial application did not have a material effect on our financial position and results of operations as we did not elect to measure any additional financial assets or liabilities at fair value.

Recent Accounting Pronouncements

SFAS 141R
In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how an acquirer shall recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired in a business combination. Additionally, SFAS 141R requires that an acquiring entity must immediately expense all acquisition costs and fees associated with an acquisition. SFAS 141R is effective for our 2009 fiscal year. We expect the adoption of SFAS 141R may have an impact on our results of operations to the extent we enter into new acquisitions that are considered business combinations in 2009 and beyond as acquisition costs and fees, which are currently capitalized and allocated to the cost basis of acquisitions, will instead be expensed immediately as incurred, while post acquisition there will be a subsequent positive impact on net income through a reduction in depreciation expense over the estimated life of the properties. We are currently assessing the potential impact that the adoption of SFAS 141R will have on our financial position and results of operations.

SFAS 160
In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests in a subsidiary, which will be recharacterized as non-controlling interests, and the deconsolidation of a subsidiary. This standard could affect the presentation and disclosure of our non-controlling interests in consolidated subsidiaries. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of SFAS 160 will have on our financial position and results of operations.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures primarily surround disclosing the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. SFAS 161 is effective for our 2009 fiscal year.

FSP 142-3
In April 2008, the FASB issued Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. GAAP. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in FSP 142-3 must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP 142-3 will have on our financial position and results of operations.

EITF 03-6-1
In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that all unvested share-based payment awards that contain non-forfeitable rights to dividends be considered participating securities and therefore shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The guidance for determining earnings per share under FSP EITF 03-6-1 must be applied retrospectively to all prior periods presented after the effective date. FSP EITF 03-6-1 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP EITF 03-6-1 will have on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are also exposed to market risk as a result of concentrations in certain tenant industries, including automotive related industries (see "Current Developments and Trends").

We do not generally use derivative financial instruments to manage foreign currency exchange risk exposure and do not use derivative instruments to hedge credit/market risks or for speculative purposes. We account for our derivative instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

INTEREST RATE RISK

The value of our real estate and related fixed-rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and given the current economic downturn, loan defaults could occur and result in our recognition of credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. In addition, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with lenders that effectively convert the variable rate debt service obligations of the loan to a fixed rate. These interest rate swaps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Our objective in using derivatives is to limit our exposure to interest rate movements. As of December 31, 2008, we had an interest rate swap with a fair value liability of

$0.5 million. In addition, an unconsolidated venture in which we hold a 25% interest had an interest rate swap with a fair value liability of $4.2 million (for the entire venture, not our proportionate share) at December 31, 2008.

In connection with the Hellweg 2 transaction in 2007, two ventures in which we have a total effective ownership interest of 26%, and which we consolidate, obtained participation rights in two interest rate swaps obtained by the lender of the non-recourse mortgage financing on the transaction. The participation rights are deemed to be embedded credit derivatives. For 2008, the embedded credit derivatives generated an unrealized loss of $3.4 million, inclusive of minority interest of $2.7 million. Because of current market volatility, we are experiencing significant fluctuation in the unrealized gains or losses generated from these derivatives and expect this trend to continue until market conditions stabilize.

At December 31, 2008, substantially all of our non-recourse debt bore interest at fixed rates, was swapped to a fixed-rate or bore interest at a fixed rate but was scheduled to convert to variable rates during the term. The fair value of these instruments is affected by changes in market interest rates. The annual interest rates on our fixed-rate debt at December 31, 2008 ranged from 4.4% to 7.7%. The annual interest rates on our variable rate debt at December 31, 2008 ranged from 5.2% to 6.7%. Our debt obligations are more fully described in "Financial Condition" above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2008 (in thousands).

	2009	2010	2011	2012	2013	THEREAFTER	TOTAL	FAIR VALUE
Fixed-rate debt	$17,887	$21,774	$24,855	$27,304	$30,121	$1,282,288	$1,404,229	$1,174,932
Variable rate debt	$ 412	$ 416	$ 422	$ 426	$ 432	$ 29,192	$ 31,300	$ 27,620

The fair value of our fixed-rate debt and our variable rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swap agreements is affected by change in interest rates. A change in interest rates of 1% would increase or decrease the fair value of such debt by an aggregate of $75.9 million or $70 million, respectively. As more fully described in "Summary of Financing" above, a significant portion of the debt classified as variable rate bore interest at fixed rates as of December 31, 2008 but has interest rate reset features that will change the fixed interest rates to then prevailing market fixed rates at certain points in the term. Such debt is generally not subject to short-term fluctuations in interest rate.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own international investments, primarily in the European Union, and as a result are subject to risk from the effects of exchange rate movements of foreign currencies, which may affect future costs and cash flows. Although a significant portion of our foreign operations were conducted in the Euro and the British pound sterling, we are likely to continue to conduct business in other currencies as we seek to invest funds from our offering internationally. For all currencies we are currently a net receiver of the foreign currency (we receive more cash than we pay out) and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. We recognized net realized foreign currency translation gains of $1.4 million for the year ended December 31, 2008. We recognized net unrealized foreign currency translation losses of $0.2 million for the year ended December 31, 2008. Such gains or losses are included in the consolidated financial statements and were primarily due to changes in the value of the foreign currency on deposits held for new investments and accrued interest receivable on notes receivable from wholly-owned subsidiaries.

To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained non-recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates. For the three months ended December 31, 2008, Hellweg 2, which leases properties in Germany, contributed 21% of lease revenues, inclusive of minority interest.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable leases for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2009	2010	2011	2012	2013	THEREAFTER	TOTAL
Euro	$ 61,907	$ 63,060	$ 63,060	$ 63,060	$ 63,060	$ 889,308	**$ 1,203,455**
British pound sterling	4,565	4,614	4,663	4,713	4,765	80,092	**103,412**
Other foreign currencies[b]	6,517	6,517	6,517	6,516	6,516	57,508	**90,091**
	$72,989	**$74,191**	**$74,240**	**$74,289**	**$74,341**	**$1,026,908**	**$1,396,958**

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE[a] [c]	2009	2010	2011	2012	2013	THEREAFTER	TOTAL
Euro	$ 36,638	$ 38,465	$ 38,999	$ 39,562	$ 40,157	$ 630,325	**$ 824,146**
British pound sterling	2,581	2,620	2,644	2,653	2,656	38,947	**52,101**
Other foreign currencies[d]	3,121	3,096	3,432	3,419	3,357	35,524	**51,949**
	$42,340	**$44,181**	**$45,075**	**$45,634**	**$46,170**	**$704,796**	**$928,196**

(a) Based on the applicable exchange rate as of December 31, 2008. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Other currencies consist of the Canadian dollar, the Swedish krona, the Thai baht and the Malaysian ringgit.

(c) Interest on variable rate debt obligations was calculated using the applicable annual interest rates and balances outstanding as of December 31, 2008.

(d) Other currencies consist of the Canadian dollar, the Swedish krona and the Thai baht.

OTHER

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Pursuant to SFAS 133, changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. As of December 31, 2008, warrants issued to us were classified as derivative instruments and had an aggregate fair value of $0.9 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporate Property Associates 16 – Global Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 16 – Global Incorporated and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 25, 2009

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)	DECEMBER 31, 2008	2007
Assets		
Real estate, net	**$1,584,217**	$1,560,274
Net investment in direct financing leases	**341,335**	343,721
Equity investments in real estate	**185,120**	178,661
Operating real estate, net	**79,361**	37,183
Real estate under construction	**483**	50,140
Notes receivable	**351,200**	358,079
Cash and cash equivalents	**174,209**	211,759
Intangible assets, net	**168,088**	163,824
Funds in escrow	**52,163**	137,473
Other assets, net	**31,027**	40,755
TOTAL ASSETS	**$2,967,203**	**$3,081,869**
Liabilities and Shareholders' Equity		
Liabilities:		
Non-recourse debt	**$ 1,438,226**	$1,403,299
Accounts payable, accrued expenses and other liabilities	**52,851**	69,419
Prepaid and deferred rental income and security deposits	**56,053**	96,057
Due to affiliates	**21,502**	52,291
Distributions payable	**20,140**	19,432
TOTAL LIABILITIES	**1,588,772**	1,640,498
Minority interest in consolidated entities	**418,550**	420,274
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Common stock, $.001 par value; 250,000,000 shares authorized; 125,352,123 and 120,567,308 shares issued, respectively	**125**	121
Additional paid-in capital	**1,130,135**	1,085,506
Distributions in excess of accumulated earnings	**(141,953)**	(82,481)
Accumulated other comprehensive income	**2,140**	31,905
	990,447	1,035,051
Less, treasury stock at cost, 3,286,473 and 1,500,198 shares, respectively	**(30,566)**	(13,954)
TOTAL SHAREHOLDERS' EQUITY	**959,881**	1,021,097
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$2,967,203**	**$3,081,869**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	FOR THE YEARS ENDED DECEMBER 31, 2008	2007	2006
Revenues			
Rental income	**$ 154,222**	$ 115,836	$ 49,032
Interest income from direct financing leases	**28,864**	24,134	15,095
Interest income on notes receivable	**29,478**	20,743	2,035
Other real estate income	**23,581**	3,639	—
Other income	**3,310**	1,835	1,522
	239,455	166,187	67,684
Operating Expenses			
Depreciation and amortization	**(46,964)**	(32,605)	(13,141)
Property expenses	**(33,537)**	(20,727)	(12,413)
Other real estate expenses	**(19,377)**	(3,250)	—
General and administrative	**(12,537)**	(9,494)	(4,741)
Impairment charges	**(890)**	—	—
	(113,305)	(66,076)	(30,295)
Other Income and Expenses			
Income from equity investments in real estate	**8,769**	2,104	7,120
Other interest income	**4,083**	20,303	12,622
Minority interest in income	**(27,116)**	(23,968)	(1,865)
(Loss) gain on foreign currency transactions, derivative instruments and other, net	**(1,819)**	4,673	407
Interest expense	**(85,610)**	(66,182)	(25,145)
	(101,693)	(63,070)	(6,861)
Income before income taxes	**24,457**	37,041	30,528
Provision for income taxes	**(4,210)**	(2,837)	(423)
NET INCOME	**$ 20,247**	**$ 34,204**	**$ 30,105**
EARNINGS PER SHARE	**$ 0.17**	**$ 0.29**	**$ 0.40**
WEIGHTED AVERAGE SHARES OUTSTANDING	**121,314,180**	**116,654,112**	**75,304,433**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2008	2007	2006
NET INCOME	**$ 20,247**	**$34,204**	**$30,105**
Other Comprehensive (Loss) Income			
Change in unrealized gain (loss) on marketable securities	55	11	(8)
Foreign currency translation adjustment	(25,852)	21,266	11,352
Unrealized (loss) gain on derivative instruments	(3,968)	1,538	894
	(29,765)	22,815	12,238
COMPREHENSIVE (LOSS) INCOME	**$ (9,518)**	**$57,019**	**$42,343**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	TREASURY STOCK	TOTAL
BALANCE AT JANUARY 1, 2006	57,106,286	$ 57	$ 514,014	$ (22,416)	$ (3,148)	$ (1,512)	$ 486,995
Shares issued $.001 par, at $10 per share, net of offering costs	56,897,030	57	509,560				509,617
Shares, $.001 par, issued to the advisor at $10 per share	535,971	1	5,359				5,360
Distributions declared ($0.6373 per share)				(48,368)			(48,368)
Net income				30,105			30,105
Change in other comprehensive income (loss)					12,238		12,238
Repurchase of shares	(551,239)					(5,126)	(5,126)
BALANCE AT DECEMBER 31, 2006	113,988,048	115	1,028,933	(40,679)	9,090	(6,638)	990,821
Cumulative effect adjustment from adoption of FIN 48 (Note 15)				(90)			(90)
BALANCE AT JANUARY 1, 2007	113,988,048	115	1,028,933	(40,769)	9,090	(6,638)	990,731
Shares issued $.001 par, at $10 per share, net of offering costs	3,584,285	4	33,763				33,767
Shares, $.001 par, issued to the advisor at $10 per share	2,281,172	2	22,810				22,812
Distributions declared ($0.6498 per share)				(75,916)			(75,916)
Net income				34,204			34,204
Change in other comprehensive income (loss)					22,815		22,815
Repurchase of shares	(786,395)					(7,316)	(7,316)
BALANCE AT DECEMBER 31, 2007	119,067,110	121	1,085,506	(82,481)	31,905	(13,954)	1,021,097
Shares issued $.001 par, at $10 per share, net of offering costs	3,543,833	3	32,220				32,223
Shares, $.001 par, issued to the advisor at $10 per share	1,240,982	1	12,409				12,410
Distributions declared ($0.6576 per share)				(79,719)			(79,719)
Net income				20,247			20,247
Change in other comprehensive income (loss)					(29,765)		(29,765)
Repurchase of shares	(1,786,275)					(16,612)	(16,612)
BALANCE AT DECEMBER 31, 2008	**122,065,650**	**$125**	**$1,130,135**	**$(141,953)**	**$ 2,140**	**$(30,566)**	**$ 959,881**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2008	2007	2006
Cash Flows — Operating Activities			
Net income	**$ 20,247**	$ 34,204	$ 30,105
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization including intangible assets and deferred financing costs	**50,353**	35,137	13,295
Straight-line rent adjustments and amortization of rent-related intangibles	**(1,732)**	(1,169)	(1,384)
Income from equity investments in real estate in excess of distributions received	**3,987**	2,987	(1,741)
Minority interest in income	**27,116**	23,968	1,865
Issuance of shares to affiliate in satisfaction of fees due	**12,410**	25,175	5,360
Impairment charge	**890**	—	—
Realized gain on foreign currency transactions, net	**(1,412)**	(1,972)	(393)
Unrealized loss (gain) on foreign currency and derivative transactions, net	**3,367**	(2,701)	(179)
Realized gain on sale of real estate	**(136)**	—	—
(Decrease) increase in accrued interest	**(268)**	7,592	796
(Decrease) increase in due to affiliates[a]	**(3,688)**	(4,383)	6,888
Change in other operating assets and liabilities, net[a]	**6,301**	2,147	(2,357)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**117,435**	120,985	52,255
Cash Flows — Investing Activities			
Distributions received from equity investments in real estate in excess of equity income	**12,064**	4,256	6,563
Acquisition of real estate and other capital expenditures[b]	**(150,219)**	(638,182)	(485,948)
Funding/purchases of note receivable	**(7,291)**	(315,940)	—
Contributions to equity investments in real estate	**(8,274)**	(64,518)	(12,697)
Funds placed in escrow for future acquisition and construction of real estate	**(18,843)**	(43,496)	(28,786)
Release of funds held in escrow for acquisition and construction of real estate	**39,072**	5,349	27,306
VAT taxes paid in connection with acquisition of real estate	**—**	(885)	(3,677)
VAT taxes recovered in connection with acquisition of real estate	**3,711**	—	4,008
Proceeds from sale of real estate	**22,886**	—	—
Proceeds from maturity of short-term investments	**—**	1,698	—
Receipt of principal payment of mortgage note receivable	**301**	288	275
Receipt of principal prepayment of mortgage note receivable	**—**	—	20,000
Payment of deferred acquisition fees to affiliate	**(29,546)**	—	—
NET CASH USED IN INVESTING ACTIVITIES	**(136,139)**	(1,051,430)	(472,956)

(IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31, 2008	2007	2006
Cash Flows — Financing Activities			
Distributions paid	**$ (79,011)**	$ (72,551)	$ (41,227)
Distributions paid to minority interest partners	**(36,349)**	(300,107)	(1,672)
Contributions from minority interest partners	**747**	313,081	14,061
Proceeds from mortgages and notes payable[c]	**102,124**	731,574	261,657
Scheduled payments of mortgage principal	**(15,487)**	(18,053)	(6,397)
Prepayment of note payable	**(4,312)**	—	—
Deferred financing costs and mortgage deposits, net of deposits refunded	**(688)**	(975)	(2,799)
Proceeds from issuance of shares, net of costs of raising capital	**32,223**	31,404	509,617
Purchase of treasury stock	**(16,612)**	(7,316)	(5,126)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(17,365)**	677,057	728,114
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**(1,481)**	924	1,436
Net (decrease) increase in cash and cash equivalents	**(37,550)**	(252,464)	308,849
Cash and cash equivalents, beginning of year	**211,759**	464,223	155,374
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 174,209**	$ 211,759	$ 464,223

NON-CASH INVESTING AND FINANCING ACTIVITIES

(a) Changes in due to affiliates and accounts payable, accrued expenses and other liabilities exclude amounts related to the raising of capital (financing activities) pursuant to our public offerings. At December 31, 2007 and 2006, the amount due to the advisor for such costs was $1.5 million and $7.9 million, respectively. At December 31, 2008, all costs related to the raising of capital have been paid to the advisor.

(b) Included in the cost basis of real estate investments acquired in 2008, 2007 and 2006 are deferred acquisition fees payable of $3.4 million, $13.9 million and $10.8 million, respectively.

(c) Net of $9.4 million retained by mortgage lenders during 2006.

SUPPLEMENTAL CASH FLOW INFORMATION

(IN THOUSANDS)	2008	2007	2006
Interest paid, net of amounts capitalized	**$86,044**	$58,924	$26,008
Interest capitalized	**$ 2,419**	$ 2,662	$ 1,875
Income taxes paid	**$ 5,717**	$ 1,409	$ 187

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1 | BUSINESS AND ORGANIZATION

Corporate Property Associates 16 – Global Incorporated is a real estate investment trust ("REIT") that invests in commercial properties leased to companies domestically and internationally. We earn revenue principally by leasing real estate on a triple net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, contractual rent increases, tenant defaults, lease terminations, lease expirations, and sales of properties. As of December 31, 2008, our portfolio consisted of our full or partial ownership interest in 391 properties leased to 78 tenants, totaling approximately 27 million square feet (on a pro rata basis) with an occupancy rate of 99.9%. We are managed by W. P. Carey & Co. LLC ("WPC") and its subsidiaries (collectively, the "advisor").

We were formed as a Maryland corporation in June 2003. We commenced our initial public offering in December 2003. Through two public offerings we sold a total of 110,331,881 shares of our common stock for a total of $1.1 billion in gross offering proceeds. We completed our second public offering in December 2006. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements relating to the nature of our income, the level of our distributions and other factors.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include all of our accounts and those of our majority-owned and/or controlled subsidiaries. The portion of these entities that we do not own is presented as minority interest as of and during the periods consolidated. All material inter-entity transactions have been eliminated.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity ("VIE") and if we are deemed to be the primary beneficiary, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we control. Entities that we account for under the equity method (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus fundings) include (i) entities that are VIEs and of which we are not deemed to be the primary beneficiary and (ii) entities that are non-VIEs that we do not control but over which we have the ability to exercise significant influence. We will reconsider our determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations. In April 2007, we and our affiliates acquired interests in two German ventures in which we are the managing member and our total effective ownership interest is 26%. These ventures are deemed to be VIEs of which we are deemed to be the primary beneficiary and, therefore, we consolidate the ventures in our financial statements.

In determining whether we control a non-VIE, our consideration includes using the Emerging Issues Task Force ("EITF") Consensus on Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-05"). The scope of EITF 04-05 is restricted to limited partnerships or similar entities that are not variable interest entities under FIN 46R. The EITF reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, the general partner must account for its investment in the limited partnership using the equity method of accounting.

Investments in tenant-in-common interests consist of our interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as variable interest entities as defined in FIN 46R and do not meet the control requirement required for consolidation under Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" ("SOP 78-9"), as amended by EITF 04-05. Accordingly, we account for these investments using the equity method of accounting. We use the equity method of accounting because the shared decision-making involved in a tenant-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment.

Out-of-Period Adjustments

During the fourth quarter of 2008, we identified errors in the consolidated financial statements for the years ended December 31, 2005 through 2008. These errors related to accounting for pre-operating activities of certain hotel investments (aggregating $0.5 million in 2007 and $0.4 million, $0.2 million and $0.1 million for the three months ended March 31, 2008, June 30, 2008, September 30, 2008, respectively) and minimum rent increases for a lessee (aggregating $1.8 million over the period from 2005-2007 and $0.1 million in each of the first three quarters of 2008). In addition, during the first quarter of 2007, we identified errors in the consolidated financial statements for the years ended December 31, 2005 and 2006 related to accounting for foreign income taxes (aggregating $0.4 million over the period from 2005-2006).

We concluded that these adjustments were not material to any prior periods' consolidated financial statements. We also concluded that the cumulative adjustment was not material to the year ended December 31, 2008, nor was it material to the years ended 2007, 2006 and 2005. As such, this cumulative effect was recorded in the consolidated statements of income as out-of-period adjustments in the periods the issues were identified. The effect of these adjustments was to increase net income by $1.3 million for 2008 and decrease net income by $0.1 million, $0.4 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

Purchase Price Allocation

In connection with our acquisition of properties, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets, including the above-market value of leases, the value of in-place leases and the value of tenant relationships, are recorded at their relative fair values. The below-market value of leases are also recorded at their relative fair values and are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) management's estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease value is amortized as a reduction of rental income over the remaining non-cancelable term of each lease. The capitalized below-market lease value is amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. Characteristics that are considered in allocating these values include the nature and extent of the existing relationship with the tenant, the tenant's credit quality and the expectation of lease renewals among other factors. Third-party appraisals or management's estimates are used to determine these values. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. If a lease is terminated, the unamortized portion of each intangible, including market-rate adjustments, in-place lease values and tenant relationship values, is charged to expense.

Factors considered in the analysis include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management's assessment of specific market conditions. Management also considers estimated costs to execute leases, including commissions and legal costs, to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

The value of in-place leases is amortized to expense over the remaining initial term of each lease. The value of tenant relationships are amortized to expense over the initial and expected renewal terms of the lease. However no amortization periods for intangibles will exceed the remaining depreciable life of the building.

Operating Real Estate

Land and buildings and personal property are carried at cost less accumulated depreciation. Renewals and improvements are capitalized, while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. Interest is capitalized by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period.

Acquisition, Development and Construction Loans ("ADC Equity Arrangements")

Pursuant to the AICPA's Notice to Practitioners on ADC Equity Arrangements (e.g., Acquisition, Development and Construction Loans), we evaluate mortgage loans where we participate in residual interests through loan provisions or other contracts to ascertain whether we have the same risks and rewards as an owner or a venture partner. Where we conclude that such arrangements are more appropriately treated as a hypothetical investment in real estate, we reflect such investment as part of "equity method investments in real estate" (Note 6). In these cases, our loan position is treated as preference capital in the hypothetical partnership rather than a loan and no interest income is recorded.

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans using the effective interest method. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money-market funds. At December 31, 2008 and 2007, our cash and cash equivalents were held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest-only participation in a mortgage note receivable, are classified as available for sale securities and reported at fair value, with any unrealized gains and losses on these securities reported as a component of other comprehensive income until realized.

Other Assets and Other Liabilities

Included in Other assets are interest receivable, tax receivable, stock warrants, marketable securities, deferred charges and deferred rental income. Included in other liabilities are derivatives and miscellaneous amounts held on behalf of tenants. Deferred charges are costs incurred in connection with mortgage financings and refinancings and are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees are payable for services provided by the advisor to us relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees totaling no more than 2% of the purchase price of the properties is deferred and is payable in equal annual installments on January 1 of each of the three calendar years following the date the property was purchased. Payment of such fees is subject to the performance criterion, which was achieved in June 2007 (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

Real estate is leased to others on a net lease basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. Significant renovations that increase the useful life of the properties are capitalized. For the year ended December 31, 2008, lessees were responsible for the direct payment of real estate taxes of approximately $14 million.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 10). Substantially all of our leases provide for either scheduled rent increases, periodic rent increases based on formulas indexed to increases in the Consumer Price Index ("CPI") or percentage rents. CPI increases are contingent on future events and are therefore not included in straight-line rent calculations. Rents from percentage rents are recognized as reported by the lessees, that is, after the level of sales requiring a rental payment to us is reached.

The leases are accounted for as operating or direct financing leases. Such methods are described below:

Operating leases — Real estate is recorded at cost less accumulated depreciation; future minimum rental revenue is recognized on a straight-line basis over the term of the related leases and expenses (including depreciation) are charged to operations as incurred (Note 4).

Direct financing method — Leases accounted for under the direct financing method are recorded at their net investment (Note 5). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (25 lessees represented 76% of annual lease revenues during 2008), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation in addition to solely using statistical methods. We generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, we make subjective judgments based on our knowledge of a lessee's circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Depreciation

Depreciation of building and related improvements is computed using the straight-line method over the estimated useful lives of the properties — generally ranging from 20 to 40 years. Depreciation of tenant improvements is computed using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, we assess the recoverability of our long-lived assets and certain intangible assets based on projections of undiscounted cash flows, without interest charges, over the life of such assets. In the event that such cash flows are insufficient, the assets are adjusted to their estimated fair value. We perform a review of our estimate of the residual value of our direct financing leases at least annually to determine whether there has been an other than temporary decline in our current estimate of residual value of the underlying real estate assets (i.e., the estimate of what we could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue.

When we identify assets as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. If, in our opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and the carrying value of the property is reduced. To the extent that a purchase and sale agreement has been entered into, the impairment charge is based on the negotiated sales price. To the extent that we have adopted a plan to sell an asset but have not entered into a sales agreement, we will make judgments of the net sales price based on current market information. We will continue to review the initial impairment for subsequent changes in the fair value less costs to sell and may recognize an additional impairment charge if warranted.

If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Investments in unconsolidated ventures are accounted for under the equity method and are recorded initially at cost as equity investments in real estate, and subsequently adjusted for our proportionate share of earnings and cash contributions and distributions. On a periodic basis, we assess whether there are any indicators that the value of equity investments in real estate may be impaired and whether or not that impairment is other than temporary. To the extent an other than temporary impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

We evaluate our marketable securities for impairment as of each reporting period. For any securities in our portfolio with unrealized losses, we review the underlying cause of the decline in value and the estimated recovery period, as well as the severity and duration of the decline. In our evaluation, we consider our ability and intent to hold these investments for a reasonable period of time sufficient for us to recover our cost basis. We also evaluate the near-term prospects for each of these investments in relation to the severity and duration of the decline.

Foreign Currency Translation

We consolidate real estate investments in the European Union, Canada, Malaysia and Thailand and own interests in properties in the European Union. The functional currencies for these investments are primarily the Euro and the British pound sterling and, to a lesser extent, the Swedish krona, the Canadian dollar, the Thai baht, the Malaysian ringgit and the Polish zloty. The translation from these local currencies to the U.S. dollar is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholders' equity. As of December 31, 2008 and 2007, the cumulative foreign currency translation adjustment gain was $3.6 million and $29.5 million, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income but are accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income as part of shareholder's equity. Investments in international equity investments in real estate are funded in part through subordinated intercompany debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income. We recognized unrealized gains of $0.2 million, less than $0.1 million and $0.2 million from such transactions for the years ended December 31, 2008, 2007 and 2006, respectively. For the years ended December 31, 2008, 2007 and 2006, we recognized realized gains of $1.4 million, $2 million and $0.4 million, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

We account for derivative instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). We measure derivative instruments at fair value and record them as an asset or liability, depending on our right or obligations under the applicable derivative contract. The accounting for changes in the fair value of derivative instruments depends on the intended use of the derivative and the resulting designation. Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. For fair value hedges, changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For cash flow hedges, the effective portions of the derivative instruments are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period.

We use derivative instruments to reduce our exposure to fluctuations in interest rates and market fluctuations on equity securities. We have not entered, and do not plan to enter, into financial instruments for trading or speculative purposes, and have a policy of only entering into derivative contracts with major financial institutions. In addition to derivative instruments that we enter into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts. Lessees may also grant us common stock warrants in connection with structuring the initial lease transactions that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Our principal derivative instruments consist of interest rate swaps, embedded credit derivatives and common stock warrants (Note 10).

Income Taxes

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax. The tax provision for 2007 included $0.4 million in expenses that related to the years ended December 31, 2005 and 2006 that had not previously been accrued (see Out-of-Period Adjustments above).

We conduct business in various states and municipalities within the United States and internationally and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which we adopted at the beginning of 2007 (Note 15). FIN 48 clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that we not recognize in our consolidated financial statements the impact of a tax position that fails to meet the more likely than not recognition threshold based on the technical merits of the position. FIN 48 is based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, FIN 48 permits a company to recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. The tax position must be derecognized when it is no longer more likely than not of being sustained. Prior to the adoption of FIN 48, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. Favorable resolution was recognized as a reduction to our effective tax rate in the period of resolution. The initial application of FIN 48 resulted in a net increase to our reserves for uncertain tax positions of $0.1 million, with an offsetting decrease to retained earnings.

We may elect to treat one or more of our corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. We have elected to treat two of our corporate subsidiaries as a TRS. These subsidiaries own hotels that are managed on our behalf by third-party hotel management companies.

Our earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation, including hotel properties, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although our TRSs may operate at a profit for federal income tax purposes in future periods, we cannot quantify the value of our deferred tax assets with certainty. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

Costs of Raising Capital

Costs incurred in connection with the raising of capital through the sale of common stock are charged to shareholders' equity upon the issuance of shares.

Earnings Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Adoption of New Accounting Pronouncements

SFAS 155

FASB Statement No. 155, "Accounting for Certain Hybrid Financial Instruments — an Amendment of SFAS No. 133 and 140" ("SFAS 155") was issued to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. We adopted SFAS 155 as required on January 1, 2007 and the initial application of this statement did not have a material impact on our financial position or results of operations.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. We adopted SFAS 157 as required on January 1, 2008, with the exception of nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is our 2009 fiscal year. The initial application of SFAS 157 did not have a material effect on our financial position and results of operations, and we believe that the remaining application of SFAS 157 will not have a material effect on our financial position and results of operations.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The following table sets forth our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008 (in thousands):

		FAIR VALUE MEASUREMENTS AT REPORTING DATE USING:		
DESCRIPTION	DECEMBER 31, 2008	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Marketable securities	$ 2,192	$ —	$ —	$ 2,192
Derivative assets	2,973	—	—	2,973
	$5,165	**$ —**	**$ —**	**$5,165**
Liabilities:				
DERIVATIVE LIABILITIES	**$ 520**	**$ —**	**$520**	**$ —**

Cash and cash equivalents balances totaling $137.2 million at December 31, 2008 were held in money market funds and approximated their fair value. Financial assets and liabilities presented above exclude financial assets and liabilities owned by unconsolidated ventures.

	FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3 ONLY)		
	MARKETABLE SECURITIES	DERIVATIVE ASSETS	TOTAL ASSETS
Balance at January 1, 2008	$2,438	$ 6,246	$ 8,684
Total gains or losses (realized and unrealized):			
Included in earnings	—	(3,176)	(3,176)
Included in other comprehensive income	55	(97)	(42)
Amortization and accretion	(301)	—	(301)
Purchases, issuances, and settlements	—	—	—
BALANCE AT DECEMBER 31, 2008	**$2,192**	**$ 2,973**	**$ 5,165**
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	**$ —**	**$(3,176)**	**$(3,176)**

Gains and losses (realized and unrealized) included in earnings are included in (Loss) gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements.

At December 31, 2008, we assessed the value of certain of our unconsolidated ventures in accordance with SFAS 157. The valuation of these assets was determined using widely accepted valuation techniques, including discounted cash flow on the expected cash flows of each asset as well as the income capitalization approach, which considers prevailing market capitalization rates. We reviewed each investment based on the highest and best use of the investment and market participation assumptions. For unconsolidated ventures in operational real estate assets, the significant assumptions included the capitalization rate used in the income capitalization valuation, as well as projected property net operating income and the valuation of venture debt. We determined that the significant inputs used to value our unconsolidated ventures fall within Level 3. Based on this valuation, we estimated that our interests in unconsolidated ventures had an aggregate fair value of $210.2 million at December 31, 2008. In connection with this valuation, we recorded a valuation adjustment for other than temporary impairments on specific ventures totaling $3.1 million, calculated based on market conditions and assumptions at December 31, 2008. Actual results may differ materially if market conditions or the underlying assumptions change.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which gives entities the option to measure at fair value, on an instrument-by-instrument basis, certain financial assets, financial liabilities and firm commitments that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. We adopted SFAS 159 as required on January 1, 2008 and the initial application did not have a material effect on our financial position and results of operations as we did not elect to measure any additional financial assets or liabilities at fair value.

Recent Accounting Pronouncements

SFAS 141R

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which establishes principles and requirements for how an acquirer shall recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired in a business combination. Additionally, SFAS 141R requires that an acquiring entity must immediately expense all acquisition costs and fees associated with an acquisition. SFAS 141R is effective for our 2009 fiscal year. We expect the adoption of SFAS 141R may have an impact on our results of operations to the extent we enter into new acquisitions that are considered business combinations in 2009 and beyond as acquisition costs and fees, which are currently capitalized and allocated to the cost basis of acquisitions, will instead be expensed immediately as incurred, while post acquisition there will be a subsequent positive impact on net income through a reduction in depreciation expense over the estimated life of the properties. We are currently assessing the potential impact that the adoption of SFAS 141R will have on our financial position and results of operations.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS 160"), which establishes and expands accounting and reporting standards for minority interests in a subsidiary, which will be recharacterized as non-controlling interests, and the deconsolidation of a subsidiary. This standard could affect the presentation and disclosure of our non-controlling interests in consolidated subsidiaries. SFAS 160 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of SFAS 160 will have on our financial position and results of operations.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), which is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures primarily surround disclosing the objectives and strategies for using derivative instruments by their underlying risk as well as a tabular format of the fair values of the derivative instruments and their gains and losses. SFAS 161 is effective for our 2009 fiscal year.

FSP 142-3

In April 2008, the FASB issued Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. GAAP. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in FSP 142-3 must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP 142-3 will have on our financial position and results of operations.

EITF 03-6-1

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 requires that all unvested share-based payment awards that contain non-forfeitable rights to dividends be considered participating securities and therefore shall be included in the computation of earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The guidance for determining earnings per share under FSP EITF 03-6-1 must be applied retrospectively to all prior periods presented after the effective date. FSP EITF 03-6-1 is effective for our 2009 fiscal year. We are currently assessing the potential impact that the adoption of FSP EITF 03-6-1 will have on our financial position and results of operations.

3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

Pursuant to an advisory agreement between the advisor and us, the advisor performs certain services for us including the identification, evaluation, negotiation, financing, purchase and disposition of investments, our day-to-day management and the performance of certain administrative duties. The advisory agreement between the advisor and us provides that the advisor receive asset management and performance fees, each of which are 1/2 of 1% per annum of average invested assets computed as provided for in the advisory agreement. The performance fees are subordinated to the performance criterion, a non-compounded cumulative distribution return of 6% per annum, which we met as of June 2007. Asset management and performance fees are payable in cash or restricted shares of our common stock at the option of the advisor. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted issued is determined by dividing the dollar amount of fees by our most recently published net asset value per share as approved by our board of directors. For 2008, the advisor elected to receive its asset management fees in cash and performance fees in restricted shares of our common stock. For 2007 and 2006, the advisor elected to receive both its asset management and performance fees in restricted shares of our common stock. We incurred base asset management fees of $12 million, $9 million and $5.5 million in 2008, 2007 and 2006, respectively, with performance fees in like amounts, both of which are included in Property expenses in the consolidated financial statements. As of December 31, 2008, the advisor owned 4,495,687 shares (3.7%) of our common stock.

In connection with structuring and negotiating investments and related mortgage financing on our behalf, the advisory agreement provides for the advisor to earn acquisition fees averaging not more than 4.5%, based on the aggregate cost of investments acquired, of which 2% is deferred and payable in equal annual installments each January over three years following the first anniversary of the date a property was purchased, with payment subordinated to the performance criterion, which we met in June 2007. Unpaid installments bear interest at an annual rate of 5%. Current acquisition fees were $4.2 million, $17.2 million and $13.5 million for investments that were acquired during 2008, 2007 and 2006, respectively. Deferred acquisition fees were $3.4 million, $13.9 million and $10.8 million for investments that were acquired during 2008, 2007 and 2006, respectively. In addition, in May 2008, CPA®:17 - Global assumed from us deferred acquisition fees payable totaling $0.6 million in connection with its purchase from us of an additional interest in a venture as described below. Unpaid deferred installments totaled $15.7 million and $42.4 million as of December 31, 2008 and December 31, 2007, respectively, and are included in Due to affiliates in the consolidated financial statements. We paid our first installment of deferred acquisition fees of $29.5 million, including the amount paid as a result of meeting our performance criterion as discussed below, to the advisor in cash on January 1, 2008.

For investments acquired using the proceeds from our initial public offering, we paid the advisor an acquisition expense allowance of 0.5% of the cost of the investment in consideration for the advisor's payment of certain acquisition expenses. The allowance was $1.2 million for investments acquired in 2006. We completed the investment of funds raised in our initial public offering and commenced investment of the funds raised in our second public offering during 2006. All investments acquired during 2008 and 2007 were acquired using the proceeds from our second public offering, under the terms of which the advisor does not receive an acquisition expense allowance but is reimbursed for all reasonable direct third-party acquisition related costs incurred. The advisor did not incur any direct third-party costs related to our consummated investment activity during either 2008, 2007 or during the period of 2006 in which we commenced investment of the proceeds from our second public offering.

In June 2007, we met our performance criterion, and as a result, amounts included in Due to affiliates in the consolidated balance sheets totaling $45.9 million as of June 30, 2007, consisting of performance fees of $11.9 million, deferred acquisition fees of $31.7 million and interest thereon of $2.3 million, became payable to the advisor. We paid the previously deferred performance fees totaling $11.9 million to the advisor in July 2007 in the form of 1,194,549 restricted shares of our common stock. The deferred acquisition fees of $31.7 million and interest thereon of $2.3 million were payable to the advisor in cash beginning in January 2008. We paid installments of $28.3 million and $4.7 million in January 2008 and 2009, respectively, and will pay the remaining installment of $1.1 million in January 2010. These amounts are exclusive of deferred acquisition fees and interest thereon incurred in connection with transactions completed subsequent to meeting the performance criterion.

We also reimburse the advisor for various expenses incurred in connection with its provision of services to us. In addition to reimbursement of third-party expenses paid by the advisor on our behalf (including property-specific costs, professional fees, office expenses and business development expenses), we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations, except that we do not reimburse the advisor for the cost of personnel to the extent such personnel are used in transactions (acquisitions, dispositions and refinancings) for which the advisor receives a transaction fee. We incurred personnel reimbursements of $3.1 million, $2.3 million and $1.3 million for 2008, 2007 and 2006, respectively, which are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that such excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that such reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

The advisor will be entitled to receive subordinated disposition fees based on the total consideration received by us for the sale of our investments. Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after the shareholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since our inception. Payment of such amount, however, cannot be made until the subordination provisions are met. We have not sold any of our assets as of December 31, 2008 and no such disposition fees have been accrued.

We own interests in entities ranging from 25% to 70%, with the remaining interests held by affiliates. We consolidate certain of these entities (Note 2) and account for the remainder under the equity method of accounting (Note 6).

We are a participant in an entity with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of an agreement, rental, occupancy and leasehold improvement costs are allocated among the participants in the entity based on gross revenues and are adjusted quarterly. Our share of expenses incurred was $0.8 million, $0.5 million and $0.3 million in 2008, 2007 and 2006, respectively. Based on current gross revenues, our current share of future annual minimum lease payments would be $0.6 million through 2016.

In June 2008, our affiliate, CPA®:17 – Global, exercised its option to purchase an additional 49.99% interest in a domestic venture in which we and CPA®:17 – Global previously held 99.99% and 0.01% interests, respectively. In connection with this transaction, we recognized a gain of $0.1 million as a result of the sale of our interest in the venture. We will continue to consolidate this investment because, in our capacity as the managing member, we have the right to control operations as well as the ability to dissolve the venture or otherwise purchase the interest of the other member.

4 | REAL ESTATE

Real estate, which consists of land and buildings leased to others, at cost and accounted for as operating leases, is summarized as follows (in thousands):

	DECEMBER 31,	
	2008	2007
Land	**$ 340,216**	$ 334,319
Buildings	**1,320,944**	1,268,193
Less: Accumulated depreciation	**(76,943)**	(42,238)
	$ 1,584,217	**$1,560,274**

Operating real estate, which consists primarily of our hotel operation, at cost, is summarized as follows (in thousands):

	DECEMBER 31,	
	2008	2007
Land	**$ 8,296**	$ 4,320
Buildings	**74,371**	33,202
Less: Accumulated depreciation	**(3,306)**	(339)
	$79,361	**$37,183**

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI — based increases, under non-cancelable operating leases are as follows (in thousands):

YEAR ENDED DECEMBER 31,	
2009	$ 152,916
2010	154,309
2011	154,767
2012	155,107
2013	155,400
Thereafter through 2031	1,890,869

There were no percentage rents for operating leases in 2008, 2007 and 2006.

Hellweg 2 Investment

In April 2007, we along with our advisor and certain affiliates, acquired two related investments in 2007. The primary purpose of these investments was to ultimately acquire an interest in the underlying properties and as such was structured to effectively transfer the economics of ownership to the CPA® REITs while still monetizing the sales value by transferring the legal ownership in the underlying properties over time. We acquired a venture (the "property venture") that in turn acquired a 24.7% ownership interest in a limited partnership owning 37 properties throughout Germany leased to Hellweg Die Profi-Baumarkte GmbH & Co. KG ("Hellweg 2"). Concurrently, we also acquired a second venture (the "lending venture") that made a loan (the "note receivable") to the holder of the remaining 75.3% interest in the limited partnership (the "partner"). Our total effective ownership interest in the ventures is 26.0%, and we consolidate the ventures in our financial statements (Note 2). The total cost of the interests in the ventures through which these transactions occurred was $446.4 million, inclusive of our affiliates' minority interest of $330.4 million. In connection with these transactions, the ventures obtained combined non-recourse financing of $378.6 million, inclusive of our affiliates' minority interest of $280.2 million, having a fixed annual interest rate of 5.5% and a term of 10 years.

Under the terms of the note receivable, which has an initial principal balance of $314.2 million, inclusive of our affiliates' minority interest of $233.6 million, the lending venture will receive interest that approximates 75% of all income earned by the limited partnership, less adjustments. Because we have no legal right to offset, we have presented the note receivable on a gross basis and have classified the partner's corresponding 75.3% interest in the limited partnership as minority interest in the consolidated financial statements.

In connection with this transaction, the property venture agreed to an option agreement that gives the property venture the right to purchase, from the partner, an additional 75% interest in the limited partnership no later than December 2010 at a price equal to the principal amount of the note receivable at the time of purchase. Upon exercise of this purchase option, the property venture would own 99.7% of the limited partnership. The property venture has also agreed to a second assignable option agreement to acquire the remaining 0.3% interest in the limited partnership by December 2012. If the property venture does not exercise its option agreements, the partner has option agreements to put its remaining interests in the limited partnership to the property venture during 2014 at a price equal to the principal amount of the note receivable at the time of purchase.

Upon exercise of the purchase option or the put, in order to avoid circular transfers of cash, the seller and the lending venture and the property venture agreed that the lending venture or the seller may elect upon exercise of the respective purchase option or put option to have the loan from the lending venture to the seller repaid by a deemed transfer of cash in amounts necessary to fully satisfy the seller's obligations to the lending venture and the lending venture shall be deemed to have transferred such funds up to the CPA® REITs as if they had recontributed them down into the property venture based on their pro rata ownership. Accordingly, at December 31, 2008 (based on the exchange rate of the Euro), the only additional cash required by us to fund the exercise of the purchase option or the put would be the pro rata amounts necessary to redeem the advisor's interest — the aggregate of which would be approximately $2.4 million with our share approximating $0.6 million. In addition, our maximum exposure to loss on these ventures was approximately $99.2 million (inclusive of both our existing investment and the amount to fund our future commitment).

5 | NET INVESTMENT IN DIRECT FINANCING LEASES

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31,	
	2008	2007
Minimum lease payments receivable	$ 564,513	$ 594,619
Unguaranteed residual value	259,506	259,354
	824,019	853,973
Less: unearned income	(482,684)	(510,252)
	$ 341,335	$343,721

We perform a review of our estimate of the residual value of our direct financing leases at least annually in order to determine if there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets. In connection with this review, we recognized impairment charges totaling $0.9 million in 2008 on several properties to reflect declines in the unguaranteed residual values of these properties.

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants, percentage of sales rents and future CPI — based increases, under non-cancelable direct financing leases are as follows (in thousands):

YEAR ENDED DECEMBER 31,	
2009	$ 30,474
2010	30,522
2011	30,571
2012	30,622
2013	30,673
Thereafter through 2031	411,651

There were no percentage rents for direct financing leases in 2008, 2007 and 2006.

6 | EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through non-controlling interests in (i) partnerships and limited liability companies in which our ownership interests are 50% or less and we exercise significant influence, and (ii) as tenants-in-common subject to common control. All of the underlying investments are owned with affiliates.

In 2007, we made an investment in a mortgage loan (an Acquisition, Development and Construction, or "ADC," arrangement) where we participate in residual interests through the loan provisions or other contracts and which we have concluded is more appropriately treated as a hypothetical investment in real estate. This investment is reflected as part of equity method investments in real estate and our loan position is treated as preference capital to the hypothetical partnership rather than a loan, with no interest income recorded.

Our ownership interests in our equity investments in real estate and their respective carrying values are presented below (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2008	CARRYING VALUE AT DECEMBER 31, 2008	2007
Equity Investments in Real Estate:			
U-Haul Moving Partners, Inc. and Mercury Partners, LP	31%	**$ 34,817**	$ 34,919
Schuler A.G.[a]	33%	**22,982**	25,537
Hellweg Die Profi-Baumarkte GmbH & Co. KG (Hellweg 1)[a]	25%	**16,058**	18,449
Frontier Spinning Mills, Inc.[b]	40%	**15,551**	—
Police Prefecture, French Government[a]	50%	**13,310**	14,601
OBI A.G.[a]	25%	**8,829**	13,251
TietoEnator Plc[a]	40%	**8,385**	10,573
Pohjola Non-life Insurance Company[a]	40%	**7,696**	10,442
Actebis Peacock GmbH.[a] [b]	30%	**5,833**	—
Lindenmaier A.G.[a] [c]	33%	**4,565**	6,218
Actuant Corporation[a]	50%	**2,845**	2,761
Consolidated Systems, Inc.	40%	**2,164**	2,274
Thales S.A.[a] [c]	35%	—	5,814
		143,035	144,839
ADC Equity Arrangement:			
Soho House Beach House LLC[d]	N/A	**42,085**	33,822
		$185,120	**$178,661**

(a) Carrying value of investment is affected by the impact of fluctuations in the exchange rate of the Euro.

(b) We acquired our interest in these investments during 2008.

(c) We recognized other than temporary impairment charges totaling $3.1 million during 2008 to reduce two ventures' carrying value to their estimated fair value ($1.7 million — Thales S.A.; $1.4 million — Lindenmaier A.G.). In addition, we recognized an other than temporary impairment charge of $6 million during 2007 to reduce the carrying value of our investment in the Thales venture to its estimated fair value. As of December 31, 2008, our proportionate share of losses at the equity investment level, including impairment charges, was greater than our investment basis, and as such, the carrying value of our equity investment was reduced to zero.

(d) In 2007, we entered into a domestic build-to-suit project that we account for under the equity method of accounting as it constitutes an ADC equity arrangement. The ADC equity arrangement provides for a fixed annual interest rate of 5.8% and matures in April 2010. We are committed to purchase the property at a fixed price upon completion, and the borrower has little or no equity in the transaction. At December 31, 2008 and 2007, we had funded $37 million and $31.1 million, respectively, of our total commitment of $62.5 million.

Combined summarized financial information of our interests in venture properties (for the entire venture, not our proportionate share) is presented below (in thousands):

	DECEMBER 31, 2008	2007
Assets	$1,388,116	$1,388,446
Liabilities	(911,235)	(924,421)
PARTNERS' AND MEMBERS' EQUITY	$ 476,881	$ 464,025

	FOR THE YEARS ENDED DECEMBER 31, 2008	2007	2006
Revenues	$123,666	$105,885	$ 90,600
Expenses	(90,592)	(79,365)	(67,049)
Impairment charges[a]	(35,422)	—	—
NET (LOSS) INCOME	$ (2,348)	$ 26,520	$23,551
OUR SHARE OF NET INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE[b]	$ 8,769	$ 2,104	$ 7,120

(a) During 2008, one of our unconsolidated ventures incurred an impairment charge of $35.4 million (for the entire venture, not our proportionate share) on two vacant French properties to reduce the properties' carrying values to their estimated fair values. While we recognized a portion of this amount through our ownership interest, it was limited to our investment basis. As of December 31, 2008, our proportionate share of losses at the equity investment level, including impairment charges, was greater than our investment basis, and as such, the carrying value of our equity investment was reduced to zero.

(b) Inclusive of (i) amortization of differences between the fair value of investments acquired and the carrying value of the ventures' net assets as of the date of acquisition and (ii) impairment charges as described above.

7 | ACQUISITIONS OF REAL ESTATE-RELATED INVESTMENTS

Amounts below are based upon the applicable exchange rate at the date of acquisition where appropriate.

Real Estate Acquired

2008 — During 2008, we acquired six investments in properties located in the United States, Finland, France and Germany at a total cost of $125.4 million. In connection with our investment activity, we obtained non-recourse mortgage financing totaling $100.1 million, inclusive of minority interest of $19.7 million, at a weighted average annual interest rate and term of 6.5% and 10 years, respectively. One of these loans bears interest at a variable rate that has been effectively converted to a fixed rate through the use of an interest rate swap agreement (Note 10).

2007 — During 2007, we acquired 15 investments (11 in North America, two in Germany, and one each in Finland and France) at a total cost of $924.6 million, inclusive of minority interest of $330.4 million. In connection with these investments, we obtained $674.2 million in non-recourse mortgage financing, inclusive of minority interest of $280.2 million, with a weighted average annual fixed interest rate and term of 5.8% and 10.5 years, respectively. A significant portion of this investment and financing activity relates to the Hellweg 2 investment (Note 4).

Equity Investments in Real Estate Acquired

2008 — During 2008, we and an affiliate acquired two equity investments in real estate in Germany and the United States in which our ownership interests range from 30% to 40% at a total cost (not our proportionate share) of $108.3 million, including a commitment to construct an expansion for a total cost of up to $11.1 million for the German venture. We account for these investments under the equity method of accounting as we do not have a controlling interest but exercise significant influence. In connection with the German investment, the venture obtained non-recourse mortgage financing of $36.1 million, with a fixed annual interest rate of 6.5% and a term of 7 years. The venture also obtained a commitment for additional financing of up to $7.8 million for the purpose of constructing the expansion.

2007 — During 2007, we and an affiliate entered into three ventures located in Germany and Poland in which our ownership interests range from 25% to 33% at a total cost (not our proportionate share) of $115.6 million. We account for these ventures under the equity method of accounting as we do not have a controlling interest but exercise significant influence. We acquired the Polish investment through an existing venture with our affiliate. The ventures obtained non-recourse mortgage financing (not our proportionate share) totaling $20.9 million with a weighted average interest rate and term of approximately 5.8% and 10.3 years, respectively.

We also entered into a domestic build-to-suit project for a total cost of up to $61.2 million that we account for under the equity method of accounting as it constitutes an ADC equity arrangement (Note 2). The ADC equity arrangement provides for a fixed annual interest rate of 5.75% and matures in April 2010. At December 31, 2008 and 2007, the ADC equity arrangement had a balance of $37 and $31.1 million, respectively.

Mortgage Notes Receivable Acquired

2007 — In April 2007 we acquired an interest in a venture that made a loan of $314.2 million to the holder of interests in a limited partnership in connection with a transaction in Germany (Note 4). In addition, in June 2007, we entered into an agreement to provide a developer with a construction loan of up to $14.8 million that provides for a variable annual interest rate of LIBOR plus 2.5% and matures in April 2010. In November 2008, we amended the agreement to provide for a construction loan of up to $15.8 million at a variable annual interest rate of LIBOR plus 2.5% and matures in June 2010. At December 31, 2008 and 2007, the construction loan receivable had a balance of $9 million and $1.7 million, respectively.

Real Estate Under Construction

2008 — During 2008, we entered into two domestic build-to-suit projects for a total cost of up to $12.2 million, based on estimated construction costs. Costs incurred on these projects through December 31, 2008 of $0.5 million have been presented as Real estate under construction in the consolidated balance sheet.

2007 — During 2007, we entered into a domestic build-to-suit project for a total cost of up to $7 million, based on estimated construction costs. Costs incurred through December 31, 2007 of $50.1 million in connection with several build-to-suit projects were placed into service during 2008. We also obtained non-recourse mortgage financing on completed build-to-suit projects totaling $40.3 million at a weighted averaged fixed annual interest rate and term of 6.3% and 12.9 years, respectively, inclusive of minority interest of $10.3 million.

8 | INTANGIBLES

In connection with its acquisition of properties, we have recorded net lease intangibles of $149.7 million, which are being amortized over periods ranging from three years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to revenue. Below-market rent intangibles are included in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

Intangibles are summarized as follows:

	DECEMBER 31, 2008	2007
Amortized Intangibles Assets		
Management contract	**$ 874**	$ —
Franchise agreement	**2,240**	—
Less: accumulated amortization	**(436)**	—
	$ 2,678	$ —
Lease intangibles:		
In-place lease	**$ 110,104**	$ 105,912
Tenant relationship	**31,997**	28,311
Above-market rent	**48,318**	45,258
Less: accumulated amortization	**(25,009)**	(15,657)
	$165,410	$163,824
	$168,088	**$163,824**
Amortized Below-Market Rent Intangible		
Below-market rent	**$ (40,713)**	$ (40,897)
Less: accumulated amortization	**3,774**	2,491
	$ (36,939)	**$ (38,406)**

Net amortization of intangibles, including the effect of foreign currency translation, was $8.4 million, $6.8 million and $3.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Based on the intangibles recorded as of December 31, 2008, scheduled annual amortization of intangibles for each of the next five years is expected to be $8.3 million in 2009 and $7.9 in 2010, 2011, 2012 and 2013.

9 | DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments had the following carrying value and fair value as of December 31, 2008 and 2007, respectively (in thousands):

	DECEMBER 31, 2008		DECEMBER 31, 2007	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Mortgage notes payable	**$1,438,226**	**$1,202,552**	$1,397,532	$1,341,282
Notes payable[(a)]	—	—	5,767	5,767
Notes receivable[(b)]	**351,200**	**331,543**	358,079	340,879
Marketable securities[(c)]	**2,153**	**2,192**	2,454	2,438

(a) Amounts matured and were repaid in 2008.

(b) Includes note receivable acquired in connection with the Hellweg 2 transaction (Note 7).

(c) Carrying value represents historical cost for marketable securities.

The fair value of debt instruments and notes receivable were evaluated using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. Our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at December 31, 2008 and 2007.

10 | RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our on-going business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk on our interest-bearing liabilities. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of the properties and related loans as well as marketable securities we hold due to changes in interest rates or other market factors. In addition, we own investments in the European Union, Canada, Mexico, Malaysia and Thailand and are also subject to the risks associated with changing foreign currency exchange rates.

Use of Derivative Financial Instruments

We do not generally use derivative financial instruments to manage foreign currency rate risk exposure and generally do not use derivative instruments to hedge credit/market risks or for speculative purposes.

The primary risk related to our use of derivative instruments is the risk that a counterparty to a hedging arrangement could default on its obligation. We seek to mitigate this risk by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be credit worthy. If we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees.

Interest Rate Swaps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our venture partners may obtain variable rate mortgage loans and may enter into interest rate swap agreements with counterparties, which effectively convert the variable rate debt service obligations of the loan to a fixed rate. Our objective in using derivatives is to limit our exposure to interest rate movements. Interest rate swaps are agreements in which a series of interest rate flows are exchanged over a specific period. The notional amount on which the swaps are based is not exchanged. Interest rate swaps may be designated as cash flow hedges, with changes in fair value included as a component of Accumulated other comprehensive income in shareholders' equity, or as fair value hedges, with changes in fair value reflected in earnings.

In February 2008, we obtained non-recourse mortgage financing on a domestic property of $4 million. In connection with this financing, which has a carrying value of $3.9 million as of December 31, 2008, we obtained an interest rate swap designated as a cash flow hedge to effectively convert the existing variable interest rate, which was based on the one-month LIBOR, to a fixed annual interest rate of 6.7%. The interest rate swap matures in February 2018 and had a fair value liability of $0.5 million as of December 31, 2008.

An unconsolidated venture in which we hold a 25% ownership interest had a non-recourse mortgage with a total carrying value of $171.4 million and $182.1 million as of December 31, 2008 and 2007, respectively. The mortgage, which was obtained in two tranches, effectively bears interest at annual interest rates that have been fixed at rates ranging from 5.0% to 5.6% through the use of interest rate swaps designated as cash flow hedges. The interest rate swaps expire between October 2015 and July 2016 and had a total net fair value liability of $4.2 million at December 31, 2008 and a total net fair value of $9.7 million at December 31, 2007.

In April 2008, this venture unwound a swap with a notional value of $31.6 million as of the date of termination and obtained a new interest rate swap with a notional value of $26.5 million. The new swap, which is designated as a cash flow hedge, effectively fixes the annual interest rate for this portion of the debt at 5.6% and expires in October 2015. In connection with the interest rate swap termination, the venture received a settlement payment of $1.1 million and recognized a realized gain of $1.1 million which is included in the determination of the venture's net income.

Our share of changes in the fair value of these interest rate swaps is included in Accumulated other comprehensive income in shareholders' equity and reflected an unrealized loss of $4 million for the year ended December 31, 2008, and an unrealized gain of $1.5 million for the year ended December 31, 2007.

Embedded Credit Derivatives

In connection with a German transaction in 2007, two ventures in which we have a total effective ownership interest of 26% and which we consolidate, we obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through the venture, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. These participation rights are deemed to be embedded credit derivatives. The embedded credit derivatives have a total fair value of $2.1 million and $5.6 million as of December 31, 2008 and 2007, respectively, and generated a total unrealized loss of $3.4 million, inclusive of minority interest of $2.7 million, for 2008, and a total unrealized gain of $2.7 million for 2007, inclusive of minority interest of $1.4 million. Changes in the fair value of the embedded credit derivatives are recognized in earnings.

Foreign Currency Exchange

We are exposed to foreign currency exchange rate movements, primarily in the Euro and the British pound sterling and, to a lesser extent, certain other currencies. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency but are subject to such movements to the extent of the difference between the rental obligation and the debt service. We also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash due to jurisdictional restrictions. We may also encounter instances where repatriating cash will result in current or future tax liabilities.

Stock Warrants

We own stock warrants that were generally granted to us by lessees in connection with structuring the initial lease transactions. These warrants are defined as derivative instruments because they are readily convertible to cash or provide for net cash settlement upon conversion. As of December 31, 2008 and 2007, warrants issued to us have an aggregate fair value of $0.9 million and $0.7 million, respectively, and are included in Other assets, net in the consolidated financial statements.

Included in (Loss) gain on foreign currency transactions, derivative instruments and other, net in the consolidated financial statements are unrealized gains on stock warrants of $0.2 million for the year ended December 31, 2008. No such gains or losses were recognized for the year ended December 31, 2007.

Concentration of Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We regularly monitor our portfolio to assess potential concentrations of credit risk. Except as described below, we believe our portfolio is reasonably well diversified and does not contain any unusual concentration of credit risks.

Approximately 61% of our current annualized lease revenue is generated from directly owned real estate properties and related loans located in the United States. The majority of our directly owned international properties and related loans are located in the European Union, with Germany (26%) representing the only significant concentration (10% or more of current annualized lease revenue) internationally. As of December 31, 2008, one German tenant, Hellweg 2, accounted for 21% of our current lease revenue, inclusive of minority interest. No other tenant accounted for more than 10% of our lease revenue in 2008.

As of December 31, 2008, our directly owned real estate properties contain significant concentrations in the following asset types: industrial (48%), retail (19%), warehouse/distribution (14%) and office (12%); and in the following tenant industries: retail (25%), chemicals, plastics and rubber and glass (10%).

The deterioration in the credit and real estate financing markets that began in the second half of 2007 continued and substantially worsened in 2008, which could affect companies in any industry in the future. Many companies in automotive related industries (manufacturing, parts, services, etc.) have been experiencing increasing difficulties for several years, which has resulted in several companies filing for bankruptcy protection. We currently have seven tenants in automotive related industries, one of which filed for bankruptcy protection in November 2008. These seven tenants accounted for lease revenues and income from equity investments of $19.1 million or 10% for the year ended December 31, 2008 and had an aggregate carrying value of $180.3 million at December 31, 2008. The tenant that filed for bankruptcy protection in November 2008 accounted for lease revenue and income from equity investments of $1.5 million or 1% for the year ended December 31, 2008 and had an aggregate carrying value of $12.3 million at December 31, 2008. Based on their carrying values, 51.8% of these investments are international (in the European Union, Canada and Mexico). To date, the conditions in the automotive industry have not resulted in a material adverse impact on our results of operations; however, it is possible that additional tenants may file for bankruptcy protection and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on our results of operations.

11 | DEBT

Non-recourse debt consists of mortgage notes payable collateralized by an assignment of real property and direct financing leases with a carrying value of $1.9 billion as of December 31, 2008. Our mortgage notes payable had fixed annual interest rates ranging from 4.4% to 7.7% and variable annual interest rates ranging from 5.2% to 6.7% and maturity dates ranging from 2014 to 2031 as of December 31, 2008.

Scheduled debt principal payments during each of the next five years following December 31, 2008 and thereafter are as follows (in thousands):

YEARS ENDED DECEMBER 31,	TOTAL
2009	$ 18,299
2010	22,190
2011	25,277
2012	27,730
2013	30,553
Thereafter through 2031	1,311,480
	1,435,529
Unamortized discount	2,697
TOTAL	**$1,438,226**

An unconsolidated venture in which we hold a 25% ownership interest had $113.8 million of non-recourse mortgage debt as of December 31, 2008 that matures in 2015. Under the loan agreement, the tenant has an obligation to meet certain loan covenants, which were not met as of December 31, 2007. As a result, the lender had retained rental receipts of $8.5 million, which it released to the venture in May 2008 as a result of the tenant's renewed and continued compliance with these loan covenants. Our interest in this venture had a carrying value of $16.1 million at December 31, 2008.

12 | COMMITMENTS AND CONTINGENCIES

As of December 31, 2008, we were not involved in any material litigation. We note the following:

State Securities Matters

The Maryland Securities Commission, the Arkansas Securities Department and the Alabama Securities Commission have each sought information from Carey Financial LLC ("Carey Financial"), the advisor's wholly-owned broker-dealer subsidiary, and/or CPA®:15 relating to a previously settled SEC investigation described in Note 13. While it is possible that Maryland, Arkansas, Alabama, or another state could commence proceedings against Carey Financial relating to the SEC investigation, WPC has announced that it does not currently expect that any such proceeding, if commenced, would have a material effect on WPC incremental to that caused by the SEC settlement described in Note 13.

13 | ADVISOR SETTLEMENT OF SEC INVESTIGATION

In 2004, following a broker-dealer examination of Carey Financial LLC ("Carey Financial"), the advisor's wholly-owned broker-dealer subsidiary, the staff of the SEC commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of Corporate Property Associates 15 Incorporated ("CPA®:15") during 2002 and 2003. The matters investigated by the staff of the SEC principally included whether, in connection with a public offering of CPA®:15's shares, Carey Financial and its retail distributors sold certain securities without an effective registration statement in violation of Section 5 of the Securities Act of 1933.

The investigation was later expanded to include matters relating to compensation arrangements with broker-dealers in connection with other CPA® REITs, but not us. The compensation arrangements principally involved payments, aggregating in excess of $9.6 million, made to a broker-dealer which distributed the shares of other CPA® REITs, the disclosure of such arrangements and compliance with applicable Financial Industry Regulatory Authority, Inc. (FINRA) requirements. The costs associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the CPA® REITs.

In March 2008, WPC and Carey Financial entered into a settlement with the SEC with respect to all matters relating to them in connection with the above-described investigations. In connection with the settlement, the SEC filed a complaint in the United States District Court for the Southern District of New York alleging violations of certain provisions of the federal securities laws, and seeking to enjoin WPC from violating those laws in the future. In its complaint the SEC alleged violations of Section 5 of the Securities Act of 1933, in connection with the offering of shares of CPA®:15, and Section 17(a) of the Securities Act of 1933 and Sections 10(b), 13(a), 13(b)(2)(A) and 14(a) of the Securities Exchange Act of 1934, and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 14a-9 thereunder, among others, in connection with the above-described payments to broker-dealers and related disclosures by the CPA® REITs. With respect to Carey Financial, the complaint alleged violations of, and sought to enjoin Carey Financial from violating, Section 5 of the Securities Act of 1933. Without admitting or denying the allegations in the SEC's complaint, WPC and Carey Financial consented to the entry of the injunction, which was entered by the court in a final judgment in March 2008. Pursuant to the final judgment, WPC agreed to make payments of $20 million, including interest, to the affected CPA® REITs and paid a $10 million civil penalty. We did not receive any portion of those payments because we were not one of the CPA® REITs involved in the matters being investigated.

The SEC's complaint also alleged violations of certain provisions of the federal securities laws by our advisor's employees John Park, who was formerly WPC's and our chief financial officer, and Claude Fernandez, who was formerly WPC's and our chief accounting officer. Messrs. Park and Fernandez have separately settled the charges against them.

14 | SHAREHOLDERS' EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. For the years ended December 31, 2008, 2007 and 2006, distributions per share reported for tax purposes were as follows:

	2008	2007	2006
Ordinary income[(1)]	**$0.16**	$0.45	$0.62
Return of capital	**0.50**	0.20	0.02
TOTAL DISTRIBUTIONS	**$0.66**	**$0.65**	**$0.64**

(1) Decrease in per share amount in 2008 was primarily due to fees paid to the Advisor and deducted for income tax purposes in 2008 as a result of meeting our performance criterion in June 2007.

We declared a quarterly distribution of $0.165 per share in December 2008, which was paid in January 2009 to shareholders of record as of December 31, 2008.

Accumulated Other Comprehensive Income

As of December 31, 2008 and 2007, Accumulated other comprehensive income reflected in our shareholders' equity is comprised of the following (in thousands):

	2008	2007
Unrealized gain (loss) on marketable securities	**$ 38**	$ (17)
Foreign currency translation adjustment	**3,638**	29,490
Unrealized (loss) gain on derivative instrument	**(1,536)**	2,432
ACCUMULATED OTHER COMPREHENSIVE INCOME	**$ 2,140**	**$31,905**

15 | INCOME TAXES

We have elected to be treated as a REIT under Sections 856 through 860 of the Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax.

We conduct business in the various states and municipalities within the United States and in the European Union, Canada, Mexico, Malaysia and Thailand and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes. The tax provision for 2007 included $0.4 million in expenses that related to the years ended December 31, 2005 and 2006, which had not previously been accrued (Note 2).

We adopted FIN 48 on January 1, 2007. As a result of the implementation, we recognized a $0.1 million increase to reserves for uncertain tax positions. This increase in reserves was accounted for as an adjustment to the beginning balance of retained earnings on the balance sheet. Including the cumulative effective increase, at the beginning of 2007, we had $0.1 million of total gross unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2008	2007
Balance at January 1,	**$ 424**	$ 84
Additions based on tax positions related to the current year	**170**	176
Additions for tax positions of prior years	—	193
Reductions for tax positions of prior years	—	(29)
Settlements	—	—
Reductions for expiration of statute of limitations	**(121)**	—
BALANCE AT DECEMBER 31,	**$ 473**	**$424**

At December 31, 2008, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on the effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2008, we have $0.1 million of accrued interest related to uncertain tax positions.

During the next year, we currently expect the liability for uncertain taxes to increase on a similar basis to the additions that occurred in 2008. We or our subsidiaries file income tax returns in state and foreign jurisdictions. Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2005-2008 remain open to examination by the major taxing jurisdictions to which we are subject.

We have elected to treat two of our corporate subsidiaries, which engage in hotel operations, as taxable REIT subsidiaries ("TRSs"). These subsidiaries own hotels that are managed on our behalf by third-party hotel management companies. A TRS is subject to corporate federal income taxes and we provide for income taxes pursuant to FASB Statement No. 109. These entities have operated since inception at losses for federal income taxes purposes and a full valuation allowances with respect to net assets including net operating loss carryforwards.

16 | SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership with domestic and foreign investments.

Geographic information for the real estate ownership segment is as follows (in thousands):

2008	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 135,816	$103,639	**$ 239,455**
Total long-lived assets[b]	1,287,051	903,465	**2,190,516**

2007	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 90,732	$ 75,455	**$ 166,187**
Total long-lived assets[b]	1,218,908	951,071	**2,169,979**

2006	DOMESTIC	FOREIGN[a]	TOTAL COMPANY
Revenues	$ 53,162	$ 14,522	**$ 67,684**
Total long-lived assets[b]	757,977	385,931	**1,143,908**

(a) Consists of operations in the European Union, Mexico, Canada and Asia.

(b) Consists of real estate, net; net investment in direct financing leases; equity investments in real estate and real estate under construction.

17 | SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED			
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	MARCH 31, 2008	JUNE 30, 2008	SEPTEMBER 30, 2008	DECEMBER 31, 2008
Revenues	$ 56,258	$ 61,678	$ 61,353	$ 60,166
Operating expenses	(25,942)	(27,262)	(29,391)	(30,710)
Net income[a]	5,812	7,833	5,004	1,598
Earnings per share	0.05	0.06	0.04	0.02
Distributions declared per share	0.1637	0.1642	0.1647	0.1650

	MARCH 31, 2007	THREE MONTHS ENDED JUNE 30, 2007	SEPTEMBER 30, 2007	DECEMBER 31, 2007
Revenues	$ 24,839	$ 42,132	$ 46,253	$ 52,963
Operating expenses	(10,540)	(15,596)	(17,488)	(22,452)
Net income[(a)]	11,298	10,043	10,362	2,501
Earnings per share	0.10	0.09	0.08	0.02
Distributions declared per share	0.1617	0.1622	0.1627	0.1632

(a) Net income for the three months ended December 31, 2008 includes the recognition of impairment charges totaling $4 million, including $0.9 million on several properties to reflect the declines in their unguaranteed residual values and $3.1 million on two ventures to reduce their carrying value ($1.7 million — Thales S.A.; $1.4 million — Lindenmaier A.G.). The Thales entity (not our proportionate share) recognized an impairment charge under SFAS 144 of $35.4 million as of December 31, 2008. While we recognized a portion of this amount through our ownership interest, it was limited to our investment basis. Net income for the three months ended December 31, 2007 includes the recognition of an impairment of $6 million to reduce the carrying value of an equity investment in real estate to the estimated fair value of the underlying venture's net assets.

18 | SUBSEQUENT EVENTS

In February 2009, a venture in which we and an affiliate each hold 50% interests and which we consolidate, purchased the existing $39.1 million non-recourse debt from the lender at a discount for $32.5 million and simultaneously obtained new non-recourse debt of $29 million. The new non-recourse debt has a term of three years, plus two one-year extensions, and a LIBOR cap strike rate of 5%.

In March 2009, an entity in which we and two affiliates hold 27.25% and 72.75% interests, respectively, completed a sale-leaseback transaction with respect to a portion of the leasehold condominium interest encompassing approximately 750,000 rentable square feet in the office headquarters of The New York Times Company in New York for a total cost of approximately $234 million, of which our share is approximately $64 million. We funded our portion of the purchase price with proceeds from our second public offering. The jointly owned entity did not obtain debt financing for the transaction. We expect to account for this investment under the equity method of accounting as we do not have a controlling interest but exercise significant influence.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 16 – Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2008, including the financial statements and schedules.

Corporate Information

MANAGEMENT

Wm. Polk Carey
Chairman of the Board

Gordon F. DuGan
Chief Executive Officer

Thomas E. Zacharias
President

Mark J. DeCesaris
Managing Director, Acting Chief Financial Officer and Chief Administrative Officer

Benjamin P. Harris
Managing Director – Investments

Susan C. Hyde
Managing Director and Secretary

Jan F. Kärst
Managing Director – Investments

Edward V. LaPuma
Managing Director – Investments

John D. Miller
Chief Investment Officer

Gino M. Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Jason E. Fox
Executive Director – Investments

Jeffrey S. Lefleur
Executive Director – Investments

Thomas Ridings
Executive Director and Chief Accounting Officer

Kristin Chung
Senior Vice President and Controller

Christopher E. Franklin
Senior Vice President

Paul Marcotrigiano
Senior Vice President and Associate General Counsel

Donna M. Neiley
Senior Vice President – Asset Management

Richard J. Paley
Senior Vice President and Associate General Counsel

Gagan S. Singh
Senior Vice President – Finance

Jiwei Yuan
Senior Vice President – Finance

Kathleen M. Barthmaier
Director – Investments

Greg Butchart
Director – International Asset Management

Chad Edmonson
Director – Investments

Holly Mauro
Director – Asset Management

Darren Postel
Director – Asset Management

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Trevor P. Bond
Member; Managing Member of Maidstone Investment Co., LLC

Axel K.A. Hansing
Member; Senior Partner Coller Capital, Ltd.

Frank J. Hoenemeyer
Member; Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Dr. Lawrence R. Klein
Member; Nobel Laureate in Economics, Benjamin Franklin Professor Economics (Emeritus), University of Pennsylvania

Nick J.M. van Ommen
Member; former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Member; Chairman, Loan Star Germany GmbH

DIRECTORS

Wm. Polk Carey
Chairman of the Board

Elizabeth P. Munson
President, The Rockefeller Trust Company

Richard J. Pinola
Chairman of the Audit Committee; former Chief Executive Officer and Chairman, Right Management Consultants

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 16 Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

Phoenix American Financial Services, Inc.
2401 Kerner Boulevard
San Rafael, CA 94901
1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 10, 2009 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA16GLOBAL.com

E-MAIL

CPA16GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

[This Page Intentionally Left Blank]

Creative direction and design: Odgis + Company; Primary photography: Kit Kittle; Printing: Bowne

CPA®:16 GLOBAL

Corporate Property Associates 16 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa16global@wpcarey.com
www.cpa16global.com

The paper and printer used in the production of the CPA®:16 – Global 2008 Annual Report are all certified to Forest Stewardship Council (FSC) standards, which provide environmentally appropriate, socially beneficial and economically viable management of the world's forests. This report was printed on paper containing 10% postconsumer waste material.

By using postconsumer recycled fiber in lieu of virgin fiber:

- 11 trees were preserved for the future
- 31 lbs of waterborne waste were not created
- 4,591 gallons of wastewater flow were saved
- 508 lbs of solid waste were not generated
- 1,000 lbs net of greenhouse gases were prevented
- 7,656,120 BTUs of energy were not consumed